Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q2 and H1 2014 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures			excl. Diagnostics1			Reported			excl. Diagnostics1			Reported
	Q2 2014	2	Q2 2013	% change		Q2 2013	H1 2014	2	H1 2013	% change		H1 2013
	USD m		USD m	USD	cc3	USD m	USD m		USD m	USD	cc	USD m
Net sales	14 637		14 354	2	2	14 488	28 659		28 233	2	2	28 504
Divisional operating income	3 121		3 213	-3	1	3 213	6 004	4	6 415	-6	-1	6 415
Corporate income & expense, net	63		-180	nm	nm	-180	-5		-323	nm	nm	-323
Discontinuing operations	-89		-110	19	nm	-63	585	4	-320	nm	nm	-226
Group operating income	3 095		2 923	6	11	2 970	6 584	4	5 772	14	21	5 866
As % of net sales	21.1		20.4			20.5	23.0	4	20.4			20.6
Income from associated companies	187		174	7	8	174	403		285	41	42	285
Interest expense	-166		-175	5	3	-175	-334		-350	5	3	-350
Other financial income and expense	-56		5	nm	nm	5	-81		12	nm	nm	12
Taxes	-475		-408	-16	-22	-426	-1019		-807	-26	-32	-843
Net income	2 585		2 519	3	7	2 548	5 553	4	4 912	13	19	4 970
EPS (USD)	1.05		1.01	4	8	1.03	2.26	4	1.99	14	19	2.01
Free cash flow3	2 413		1 745	38		1 785	3 178		2 985	6		3 083
Core3
Operating income	3 797		3 692	3	6		7 454		7 343	2	6
As % of net sales	25.9		25.7				26.0		26.0
Net income	3 283		3 188	3	6		6 495		6 397	2	6
EPS (USD)	1.34		1.29	4	7		2.64		2.59	2	7

On April 222, Novartis announced that it had reached definitive agreements with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on a set of transactions that are consistent with the company’s strategy and would further accelerate its future growth.

In an inter-conditional transaction with GSK: (1) Novartis agreed to acquire GSK oncology products and become GSK’s preferred commercialization partner for its oncology pipeline for a USD 14.5 billion payment and up to USD 1.5 billion contingent on a development milestone; (2) Novartis and GSK agreed to create a world-leading consumer healthcare business in a joint venture of which Novartis would own 36.5%; and (3) Novartis divested its Vaccines Division (excluding flu) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion upfront and up to USD 1.8 billion in milestones. In addition, Novartis agreed to divest its Animal Health Division to Lilly for approximately USD 5.4 billion.

All transactions are subject to closing conditions, including regulatory approvals, and the GSK transaction is subject to approval by GSK shareholders. The transaction with GSK is expected to close in the first half of 2015, and the transaction with Lilly is expected to close in the first quarter of 2015. Novartis also commenced a sale process to divest its flu vaccines business.

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81.
2 2014 results exclude the depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.
3 Constant currencies (cc), core results, free cash flow and 2013 data excluding the blood transfusion diagnostics unit are non-IFRS measures. An explanation of non-IFRS measures and reconciliation tables can be found beginning on page 52.
4 Includes the USD 0.9 billion gain from the divestment of the blood transfusion diagnostics unit.
5 The “portfolio transformation announcement date” or “announcement date.”
nm = not meaningful

Following the announcement of the transactions, in order to comply with International Financial Reporting Standards (IFRS), Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations, defined on page 22.

Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.

In addition, all growth rates related to Novartis Group and Vaccines Division results contained within this release, unless otherwise noted, refer to 2013 data excluding the blood transfusion diagnostics business, to help illustrate performance on a comparable basis.

Second quarter

Group net sales
Group net sales increased 2% (+2% cc) to USD 14.6 billion in the second quarter. Growth products1 contributed USD 4.7 billion or 32% of Group net sales, up 18% (USD) over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net income of USD 63 million in the second quarter compared to a net expense of USD 180 million in the prior-year period, mainly due to a number of exceptional items such as a commercial settlement gain related to retained intellectual property rights transferred from Vaccines of USD 302 million, partly offset by an impairment charge of USD 30 million and a net USD 60 million transfer to Pharmaceuticals related to foreign exchange loss coverage.

Group operating income
Group operating income increased 6% (+11% cc) to USD 3.1 billion. Currency had a negative impact of 5 percentage points, primarily due to the stronger Swiss franc and weakening of emerging market currencies, partly offset by a stronger euro. Operating income margin was 21.1% of net sales, up 1.8 percentage points (cc) from the prior-year quarter. Operating income benefitted from the above-mentioned exceptional commercial settlement gain. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 70 million for the quarter.

The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.7 billion (2013: USD 0.8 billion). These adjustments include amortization of intangible assets of USD 708 million, a charge related to the Lucentis investigation by the Italian Competition Authority (which nevertheless will be vigorously defended) of USD 125 million, net restructuring charges of USD 104 million and impairment charges of USD 75 million, partially offset by the above-mentioned commercial settlement of USD 302 million.

Excluding these items, Group core operating income was USD 3.8 billion (+3%, +6% cc). Core operating income margin in constant currencies increased 1.1 percentage points mainly due to significant margin improvement at Pharmaceuticals. The increase includes the impact of cessation of depreciation of property, plant and equipment and software amortization related to the discontinuing operations, which had a positive impact of USD 33 million, improving the core operating income margin by 0.2 percentage points. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 0.2 percentage points to 25.9% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net income of Roche AG, amounted to USD 187 million compared to USD 174 million in the second quarter of 2013. The increase is mainly due to the contribution from the investment in Roche which increased to USD 176 million from USD 167 million in 2013 based on a higher estimated contribution of Roche for 2014.

Core income from associated companies increased to USD 238 million from USD 221 million in the prior-year period in line with the increase in reported income from associated companies.

1 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months).

Interest expense and other financial income/expense
Interest expense decreased to USD 166 million from USD 175 million in the prior-year period. Other financial income and expense amounted to a net expense of USD 56 million compared to a net income of USD 5 million in 2013, mainly as a result of higher currency losses.

Taxes
The total Group’s tax rate (taxes as percentage of pre-tax income) in the second quarter, which reflects the expected full year tax rate, increased to 15.5% from 13.9% in the prior-year quarter, principally due to the tax on the blood transfusion diagnostics unit divestment.

The Group’s core tax rate (taxes as percentage of pre-tax income) decreased to 13.9% from 14.8% in the prior-year quarter.

Net income and EPS
Group net income of USD 2.6 billion was up 3% (+7% cc), below operating income due to higher income tax and net financial expense.

EPS was USD 1.05 (+4%, +8% cc), growing faster than net income due to the lower average number of outstanding shares.

Group core net income of USD 3.3 billion was up 3% (+6% cc), in line with core operating income.

Core EPS was USD 1.34 (+4%, +7% cc), growing faster than core net income due to the lower average number of outstanding shares.

Comparing results for the second quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 1% (+1% cc), Group total operating income was up 4% (+9% cc), Group total net income increased 1% (+6% cc), and Group total EPS grew faster than Group total net income due to the lower average number of outstanding shares at 2% (+7% cc). The tax rate in the second quarter of 2014 was 15.5%, compared to the prior-year period tax rate including the divested blood transfusion diagnostics unit of 14.3%.

First half

Group net sales
Group net sales increased 2% (+2% cc) to USD 28.7 billion in the first half. Growth products contributed USD 9.0 billion or 31% of Group net sales, up 18% (USD) over the first half of 2013.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 5 million in the first half of 2014 compared to USD 323 million in the prior-year period, mainly due to a number of exceptional items including the commercial settlement gain related to retained intellectual property rights transferred from Vaccines of USD 302 million. This was partly offset by a net USD 60 million transfer to Pharmaceuticals related to foreign exchange loss coverage and an impairment charge of USD 30 million. The prior year benefitted from the exceptional release of a provision of USD 75 million.

Group operating income
Group operating income increased 14% (+21% cc) to USD 6.6 billion, mainly due to a USD 0.9 billion exceptional gain in the first quarter from the divestment of the blood transfusion diagnostics unit to Grifols S.A. The negative currency impact of 7 percentage points was mainly due to the stronger Swiss franc, and weakening yen and emerging market currencies, partly offset by the stronger euro. Operating income margin was 23.0% of net sales, up 3.7 percentage points (cc) from the prior-year period, partially offset by a negative currency impact of 1.1 percentage points. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 70 million for the first half.

The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.9 billion (2013: USD 1.6 billion). These adjustments include amortization of intangible assets of USD 1.4 billion, net restructuring charges of USD 381 million, a charge related to the Lucentis investigation in Italy of USD 125 million and impairment charges of USD 93 million, partially offset by the USD 0.9 billion gain from the divestment of the blood transfusion diagnostics unit and the above-mentioned commercial settlement gain of USD 302 million.

Excluding these items, Group core operating income increased 2% (+6% cc) to USD 7.5 billion. Core operating income margin remained stable at 26.0% of net sales. The increase includes the impact of cessation of depreciation of property, plant and equipment and software amortization related to the discontinuing operations, which had a positive impact of USD 33 million, improving the core operating income margin by 0.1 percentage points. The 1.0 percentage point increase in constant currencies was fully offset by the negative currency impact.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net income of Roche AG, amounted to USD 403 million compared to USD 285 million in the first half of 2013. The contribution from the investment in Roche increased to USD 321 million from USD 280 million in 2013 due to a higher estimated contribution of Roche for 2014. An additional income of USD 64 million was recorded in the first quarter of 2014 on investments in associated companies held by the Novartis Venture Funds, which are accounted at fair value from January 1, 2014 onwards, consistent with other investments held by these Funds, instead of using the equity method of accounting.

Core income from associated companies increased to USD 531 million from USD 452 million in the prior-year period.

Interest expense and other financial income/expense
Interest expense decreased to USD 334 million from USD 350 million in the prior-year period. Other financial income and expense amounted to a net expense of USD 81 million compared to a net income of USD 12 million in 2013, mainly as a result of higher currency losses.

Taxes
The total Group’s tax rate in the first half year increased to 15.5% from 14.1% in the same period last year, principally due to the tax on the blood transfusion diagnostics unit divestment.

The core tax rate decreased to 14.2% from 14.7% in the first half year 2013.

Net income and EPS
Group net income of USD 5.6 billion was up 13% (+19% cc), broadly in line with operating income.

EPS was up 14% (+19% cc) to USD 2.26, in line with net income.

Group core net income of USD 6.5 billion was up 2% (+6% cc), in line with core operating income.

Core EPS was USD 2.64 (2%, +7% cc), growing faster than core net income due to the lower average number of outstanding shares.

Comparing results for the first half of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 1% (+1% cc), Group total operating income was up 12% (+19% cc), Group total net income increased 12% (+17% cc) and Group total EPS grew in line with Group total net income at 12% (+18% cc). The tax rate in the first half of 2014 was 15.5%, compared to the prior-year period tax rate including the divested blood transfusion diagnostics unit of 14.5%.

CONTINUING OPERATIONS1

Pharmaceuticals
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 199	8 121	1	1	16 006	15 998	0	1
Operating income	2 406	2 557	-6	-3	4 627	5 096	-9	-5
As % of net sales	29.3	31.5			28.9	31.9
Core operating income	2 593	2 472	5	8	5 132	5 045	2	6
As % of net sales	31.6	30.4			32.1	31.5

Second quarter

Net sales
Pharmaceuticals net sales reached USD 8.2 billion (+1%, +1% cc) with volume growth of 5 percentage points and a positive price impact of 2 percentage points, partly offset by generic competition (-6 percentage points). Growth products2 generated USD 3.4 billion of division net sales, growing 15% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio3 and Jakavi – contributed 42% of division net sales, compared to 36% in the 2013 quarter.

Regionally, European sales (USD 2.9 billion, +4% cc) were driven by growth products, partially offset by generic competition (mainly for Zometa). US sales (USD 2.5 billion, -3% cc) declined due to generic competition for TOBI nebulizer solution and Zometa/Aclasta and due to Diovan monotherapy inventory destocking ahead of the generic entry in July 2014, which more than offset growth of Afinitor, Gleevec/Glivec, Tasigna and Gilenya. Japan sales (USD 0.7 billion, -12% cc) decreased, mainly due a continued decline in Diovan sales and a biennial price cut for many brands. Additionally, Japan saw a generic entry for Diovan and Zometa in June 2014. Emerging Growth Markets (USD 2.1 billion, +9% cc) benefited from double-digit growth in Turkey, Russia and China.

Oncology sales amounted to USD 3.0 billion (+4% cc). Excluding Zometa (USD 76 million, -52% cc), Oncology sales were up 8% (cc). By brand, growth was driven mainly by Afinitor (USD 384 million, +25% cc), Tasigna (USD 373 million, +18% cc) and Jakavi (USD 69 million, +100% cc). In Specialty Care, Gilenya (USD 606 million, +28% cc) showed growth, particularly strong in ex-US markets, and Lucentis sales (USD 619 million, +7% cc) increased due to recent launches in new indications in several markets. Primary Care franchise growth (USD 0.7 billion, +17% cc) was underpinned by continued strong uptake of Xolair (USD 197 million, +30% cc) and Galvus (USD 328 million, +14% cc).

Operating income
Operating income declined 6% (-3% cc) to USD 2.4 billion, mainly due to prior-year exceptional divestment gains and exceptional charges in the current year. Adjustments to arrive at core operating income for the quarter amounted to USD 187 million. This included a charge of USD 125 million related to the Lucentis investigation by the Italian Competition Authority (which nevertheless will be vigorously defended), net restructuring charges of USD 65 million and the amortization of intangible assets of USD 71 million, partially offset by a USD 85 million transfer from Corporate related to foreign exchange loss coverage. Prior-year items amounted to USD 85 million, consisting mainly of USD 146 million of exceptional divestment gains (mainly Synacthen®), partly offset by USD 69 million for the amortization of intangible assets.

1 Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare OTC joint venture interest whichthat will be created at the same time.
2 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan).
3 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Core operating income grew 5% (+8% cc) to USD 2.6 billion, generating strong core operating leverage, mainly driven by reduced functional costs versus prior year. Core margin in constant currencies increased 2.1 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net margin expansion of 1.2 percentage points to 31.6% of net sales.
Core gross margin declined by 0.2 percentage points (cc), mainly due to increased royalties (primarily for Gilenya), higher production costs, and generic erosion. Core R&D expenses as a percentage of net sales improved by 1.6 percentage points (cc), mainly reflecting prior-year increased investments in late-stage clinical trials and continued productivity efforts. Core Marketing & Sales and core General & Administration expenses improved by 0.8 percentage points (cc) as ongoing productivity efforts offset investments in key launch products. Core Other Income and Expense, net decreased the margin by 0.1 percentage points (cc).

First half

Net sales
Pharmaceuticals delivered net sales of USD 16.0 billion (0%, +1% cc) in the first half, driven by volume growth (+6 percentage points) and pricing (+2 percentage points), which offset the impact of generic competition (-7 percentage points).

Europe (USD 5.8 billion, +3% cc) benefited from the performance of growth products, partially offset by generic competition. The US (USD 4.9 billion, -4% cc) was impacted by generic competition for Zometa/Aclasta, Diovan and TOBI nebulizer solution. Japan’s performance (USD 1.5 billion, -6% cc) declined versus prior year mainly due to a decline in Diovan sales and the biennial price decrease. Emerging Growth Markets (USD 3.9 billion, +8% cc) were led by double-digit growth from Turkey and from China, where Novartis achieved the highest growth of any multinational pharmaceutical company in the first quarter (according to IMS data).

Operating income
Operating income was USD 4.6 billion (-9%, -5% cc) for the first half. Included in operating income was USD 317 million of net restructuring charges related to redeployment initiatives announced in the first quarter and the USD 125 million charge related to the Lucentis investigation in Italy (which nevertheless will be vigorously defended), whereas the first half of 2013 included USD 187 million of divestment gains.

Core operating income increased 2% (+6% cc) to USD 5.1 billion, generating core operating leverage due to sales growth and lower functional costs versus the prior year. Core margin in constant currencies improved by 1.5 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net margin expansion of 0.6 percentage points to 32.1% of net sales.

Core gross margin improved by 0.5 percentage points (cc) due to lower production costs. Core R&D expenses as a percentage of net sales improved by 0.8 percentage points (cc), reflecting ongoing productivity efforts that offset additional investments in key projects. Core Marketing & Sales and core General & Administration expenses improved by 0.6 percentage points (cc) as continuing productivity efforts offset additional investments in new product launches. Core Other Income and Expense, net decreased the margin by 0.4 percentage points (cc).

Pharmaceuticals product review

All comments below focus on second quarter movements.

PRIMARY CARE
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Onbrez Breezhaler/Arcapta Neohaler	56	47	19	18	109	90	21	21
Seebri Breezhaler	37	12	208	189	67	18	272	265
Ultibro Breezhaler	22	0	nm	nm	36	0	nm	nm
Subtotal COPD portfolio	115	59	95	91	212	108	96	95
Galvus	328	289	13	14	636	556	14	17
Xolair1	197	148	33	30	370	289	28	27
TOBI	62	107	-42	-42	148	190	-22	-22
Other	18	10	80	81	28	21	33	38
Total strategic franchise products	720	613	17	17	1 394	1 164	20	21
Diovan	743	928	-20	-19	1 546	1 846	-16	-15
Exforge	370	377	-2	-2	733	725	1	2
Tekturna/Rasilez	54	86	-37	-38	108	154	-30	-30
Other	316	310	2	2	616	641	-4	-3
Established medicines	1 483	1 701	-13	-12	3 003	3 366	-11	-9
Total Primary Care products	2 203	2 314	-5	-5	4 397	4 530	-3	-2
nm = not meaningful

During the second quarter, Diovan, Exforge and Tekturna were moved within the Primary Care franchise from “strategic franchise products” to “established medicines.” Until the fourth quarter of 2014, these products will continue to be listed individually in the Primary Care franchise table. TOBI Group was also moved in the second quarter from Critical Care into Primary Care. Total Xolair sales continue to be listed in the Primary Care table, though Xolair in the chronic spontaneous urticaria (CSU) indication is managed by the Integrated Hospital Care franchise.

Diovan Group (USD 743 million, -19% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline worldwide due to the loss of exclusivity in the EU and other select markets, and due to the impact of issues related to investigator initiated trials in Japan. In the US, Diovan monotherapy sales (90% of Diovan Group sales in the US in 2013) declined due to inventory destocking ahead of the generic entry on July 7, 2014, and Diovan HCT continues to face competition from multiple generic manufacturers. Sales grew in Emerging Growth Markets, including China and select countries in Latin America, Asia Pacific, the Middle East and Africa.

Exforge Group (USD 370 million, -2% cc), which includes Exforge and Exforge HCT, saw a modest decline due to performance in the US and Japan, which fully offset growth in other markets. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

Galvus Group (USD 328 million, +14% cc), which includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin, delivered sustained growth across Europe, Japan, Latin America and Asia Pacific. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Following extensive discussions with the German National Association of Statutory Health Insurance Funds (GKV-Spitzenverband), Novartis decided to stop distributing Galvus/Eucreas in Germany. The decision was made after determining that it was not possible to accept a price for Galvus that would likely be comparable to generic treatments. To allow physicians and patients with type 2 diabetes time to select an alternative treatment option, Galvus can be prescribed and will be fully reimbursed while available stock remains in Germany. Galvus sales in Germany represented approximately 9% of global Galvus sales during the first half of 2014. Galvus Group is currently approved in more than 120 countries.

1 Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Xolair (USD 197 million, +30% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly in Canada, Europe and Latin America. Xolair is also approved as a treatment for chronic spontaneous urticaria (CSU) in the EU and in 13 other countries, and for chronic idiopathic urticaria (CIU) in the US, as the condition is known there, in patients with inadequate response to H1 antihistamines. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

TOBI Group (USD 62 million, -42% cc) sales declined due to generic competition for TOBI nebulizer solution formulation, despite sales growth for TOBI Podhaler, a dry powder formulation of the antibiotic tobramycin for the management of cystic fibrosis. TOBI Podhaler contributed 66% of total TOBI Group sales in the second quarter

Onbrez Breezhaler/Arcapta Neohaler (USD 56 million, +18% cc) continued to grow strongly worldwide as a once-daily maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler/Arcapta Neohaler (indacaterol), a long-acting beta-2 agonist (LABA) approved in over 100 countries, is delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Seebri Breezhaler (USD 37 million, +189% cc) saw strong growth and is approved in over 60 countries across Europe, Japan, Canada, Latin America, Asia, Australia and the Middle East. Seebri Breezhaler (glycopyrronium bromide) is a once-daily inhaled long-acting muscarinic antagonist (LAMA) indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. Seebri Breezhaler is also delivered via the Breezhaler inhalation device. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei.

Ultibro Breezhaler (USD 22 million) is a novel once-daily LABA/LAMA approved as first-in-class in over 40 countries outside the US (including EU, Japan, Canada, Mexico and Australia) and launched in 13 countries (including Germany, Japan and Canada). Ultibro Breezhaler is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide and is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD.

The COPD portfolio, which includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler grew 91% (cc) to USD 115 million in the second quarter.

ONCOLOGY
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 199	1 190	1	0	2 296	2 333	-2	-2
Tasigna	373	315	18	18	710	599	19	19
Subtotal Bcr-Abl franchise	1 572	1 505	4	4	3 006	2 932	3	2
Sandostatin	417	404	3	3	801	772	4	5
Afinitor/Votubia	384	308	25	25	741	611	21	22
Exjade	244	234	4	4	452	437	3	4
Femara	91	97	-6	-7	185	194	-5	-3
Zometa	76	160	-53	-52	150	402	-63	-62
Jakavi	69	33	109	100	126	68	85	80
Proleukin	24	21	14	16	37	43	-14	-14
Zykadia	7	0	nm	nm	7	0	nm	nm
Other	67	56	20	17	123	112	10	8
Total Oncology products	2 951	2 818	5	4	5 628	5 571	1	1
nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, reached USD 1.6 billion in sales (+4% cc) in the second quarter, driven by Tasigna.

Gleevec/Glivec (USD 1.2 billion, 0% cc) sales were stable in the second quarter, mainly due to loss of exclusivity in Canada and lower shipments in the Middle East. In the US, Novartis Pharmaceuticals Corporation has settled its litigation with a subsidiary of Sun Pharmaceutical Industries Ltd. relating to Novartis patents covering the use of certain polymorphic forms of Gleevec/Glivec, which expire in 2019 (including pediatric exclusivity). The basic compound patent for Gleevec/Glivec expires in the US on July 4, 2015. As a result of the settlement, Novartis will permit Sun’s subsidiary to market a generic version of Gleevec/Glivec in the US on February 1, 2016.

Tasigna (USD 373 million, +18% cc) sales grew strongly, as a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase or for adult patients in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Sandostatin (USD 417 million, +3% cc), a somatostatin analogue used to treat patients with acromegaly, as well as patients with symptoms of carcinoid syndrome associated with neuroendocrine tumors (NET), continued to benefit from the increasing use of Sandostatin LAR1 in key markets. An enhanced presentation of Sandostatin LAR, which includes an improved diluent, safety needle and vial adapter, has been approved in 49 countries, with additional filings underway. Sandostatin LAR is also approved in 47 countries for the treatment of patients with advanced NET of the midgut or unknown primary tumor location.

Afinitor/Votubia (USD 384 million, +25% cc) performance in the second quarter was driven by strong growth in the US and EU. Afinitor is an oral inhibitor of the mTOR pathway in HR+/HER2- advanced breast cancer, subependymal giant cell astrocytoma (SEGA) and renal angiomyolipoma associated with tuberous sclerosis complex (TSC). Afinitor is also approved for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic NET. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Exjade (USD 244 million, +4% cc), a once-daily oral therapy for chronic transfusional iron overload approved in more than 100 countries, saw sales increases in the US and the Middle East. Exjade is also approved for the treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia in 70 countries, with additional regulatory reviews underway.

Jakavi (USD 69 million, +100% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, doubled its sales over the previous-year quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 60 countries, including EU member states, Japan, Canada, Australia, Mexico and Argentina. A regulatory application has been submitted in the EU for Jakavi in polycythemia vera. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US.

1 Long-acting release

SPECIALTY CARE

Neuroscience
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	606	468	29	28	1 158	889	30	30
Exelon/Exelon Patch	246	263	-6	-6	508	529	-4	-3
Comtan/Stalevo	92	97	-5	-6	189	197	-4	-3
Extavia	44	42	5	4	89	83	7	5
Other	15	17	-12	-10	32	36	-11	-8
Total strategic franchise products	1 003	887	13	12	1 976	1 734	14	14
Established medicines	108	108	0	2	206	220	-6	-3
Total Neuroscience products	1 111	995	12	11	2 182	1 954	12	12

Gilenya (USD 606 million, +28% cc), the first once-daily oral therapy for relapsing forms of multiple sclerosis (MS), continued to grow as the market moves away from traditional injectable therapies towards more convenient oral treatments. Gilenya continues to see strong volume growth through new patient initiations outside of the US. In the US, Gilenya saw volume accelerate after the temporary impact of the yearly benefit re-verification process in the first quarter. Gilenya is now approved in over 80 countries and it is estimated that Gilenya has been used to treat more than 100,000 patients in clinical trials and the post-marketing setting. Total patient exposure is now more than 147,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 246 million, -6% cc) sales declined in the second quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. Exelon Patch is also approved for the treatment of patients with severe AD in 9 countries, including the US. In Europe, the high-dose patch (15 cm2) for mild-to-moderately severe AD was launched in several markets in 2013. Exelon Patch has been used to treat more than 3 million patients in clinical trials and the post-marketing setting. Exelon Patch is facing generic competition in Europe.

Ophthalmics
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	619	576	7	7	1 239	1 172	6	6
Other	17	16	6	4	34	33	3	5
Total Ophthalmics products	636	592	7	7	1 273	1 205	6	6

Lucentis (USD 619 million, +7% cc) saw volume growth driven by launches in new indications (such as visual impairment due to diabetic macular edema; choroidal neovascularization secondary to pathologic myopia; and macular edema secondary to central and branch retinal vein occlusion). In addition, in the second quarter, the Lucentis pre-filled syringe successfully launched in France. New indications contributed 39% of Lucentis sales in the second quarter, compared to 26% for the 2013 period. Emerging Growth Markets contributed 19% of Lucentis sales versus 17% last year. At the same time, Lucentis sales in the wet age-related macular degeneration indication, impacted by competition, are stabilizing in some markets. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure, that has demonstrated transformational efficacy with individualized dosing in its licensed indications and has a well-established safety profile supported by extensive clinical studies and real-world experience. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	179	194	-8	-8	347	376	-8	-7
Myfortic	123	170	-28	-27	256	319	-20	-17
Zortress/Certican	81	62	31	30	156	120	30	32
Ilaris	47	27	74	73	89	51	75	74
Other	42	40	5	5	85	81	5	7
Total strategic franchise products	472	493	-4	-4	933	947	-1	0
Everolimus stent drug	43	81	-47	-50	108	161	-33	-36
Established medicines	257	294	-13	-13	509	595	-14	-14
Total IHC products	772	868	-11	-11	1 550	1 703	-9	-8

Xolair is listed in the Primary Care franchise section.

Zortress/Certican (USD 81 million, +30% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the second quarter. It is also approved in over 70 countries for liver transplant patients in the EU, US, and many other countries worldwide. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 47 million, +73% cc) continued to grow as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries – an important growth driver for the product. Ilaris is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU and is being developed for Hereditary Periodic Fever Syndromes.

Myfortic (USD 123 million, -27% cc), a transplantation medicine, experienced a sales decline after the expected launch of generic competition in the US in early 2014.

Alcon
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 817	2 736	3	4	5 459	5 302	3	5
Operating income	471	397	19	23	851	809	5	14
As % of net sales	16.7	14.5			15.6	15.3
Core operating income	1 031	1 025	1	2	1 956	1 969	-1	3
As % of net sales	36.6	37.5			35.8	37.1

Second quarter

Net sales
Alcon net sales were USD 2.8 billion (+3%, +4% cc) in the second quarter, led by growth in Ophthalmic Pharmaceuticals and Surgical, offset by slower growth in Vision Care. Emerging Growth Markets grew strongly (+6%, +10% cc), offset by a decline in Japan following higher first quarter sales driven by the change in the consumption tax in April 2014.

Surgical franchise performance (+4%, +4% cc) was driven by strong equipment sales, led by the launch of Alcon's new Centurion phacoemulsification cataract platform, as well as the LenSx femtosecond laser system for cataract surgery. This performance was partially offset by a decline in intraocular lenses (IOL) in light of recent competitor entries to the astigmatic IOL segment. Ophthalmic Pharmaceuticals grew (+3%, +4% cc) despite a weak allergy season, led by Systane in the dry eye category and fixed-dose combination glaucoma products. Vision Care grew (+2%, +1% cc), as solid contact lens sales growth, driven by strong Dailies Total1 performance, was offset by a decline in contact lens care resulting from global market shifts to daily disposable lenses and competitive pressure in the US.

Regionally, sales growth was driven by a strong performance in Emerging Growth Markets, led by Asia (+7%, +11% cc), which saw strong growth across all franchises, particularly in China (+13%, +14% cc) and Russia (+5%, +16% cc). Latin America delivered robust growth (+3%, +10% cc) in both Surgical and Ophthalmic Pharmaceuticals. North America (+3%, +4% cc) saw strong growth in Surgical due to equipment sales, offset by IOL competitive entries and a weak allergy season in Ophthalmic Pharmaceuticals. Sales in Europe, the Middle East and Africa (+5%, +2% cc) were driven by strong Ophthalmic Pharmaceuticals growth, offset by softness in Surgical and Vision Care. Japan sales declined (-11%, -8% cc), following higher first quarter sales in advance of the April consumption tax legislation change.

Operating income
Operating income increased 19% (+23% cc) to USD 471 million, mainly due to prior-year integration costs. Adjustments to arrive at core operating income for the quarter amounted to USD 560 million, consisting of USD 515 million for the amortization of intangible assets, USD 31 million for restructuring costs including Group-wide rationalization of manufacturing sites, and other net costs of USD 14 million. Prior-year items amounted to USD 628 million due to amortization of intangible assets, integration costs and impairment charges.

Core operating income was USD 1.0 billion (+1%, +2% cc). Core operating income margin in constant currencies decreased by 0.5 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.9 percentage points to 36.6% of net sales.

Core gross margin declined by 0.7 percentage points (cc) mainly due to product mix, impacted by the continued rollout of surgical equipment. Core Marketing & Sales expenses represented 22.1% of net sales, an improvement of 0.8 percentage points (cc) compared to prior year, despite investments behind innovative product launches. Core General & Administration expenses rose 0.3 percentage points (cc) to 5.1% of net sales. Core R&D expenses represented 8.1% of net sales, a decrease of 0.1 percentage points (cc) from the 2013 quarter. Core Other Income and Expense, net increased by 0.4 percentage points (cc).

First half

Net sales
Alcon net sales grew 3% (+5% cc) to USD 5.5 billion in the first half. Surgical franchise sales advanced 5% (+6% cc), driven by strong equipment and disposables sales, offset by a slight decline in IOLs. Ophthalmic Pharmaceuticals growth (+2%, +4% cc) was driven by Systane in dry eye and fixed-dose combination products in glaucoma, offset by a weak allergy season in the US and Japan. Vision Care (+3%, +3% cc) benefitted from innovative launches in contact lenses, balanced by declining sales in contact lens care products.

Operating income
Operating income (+5%, +14% cc) was USD 851 million. Adjustments to arrive at core operating income amounted to USD 1.1 billion, which included USD 1.0 billion for the amortization of intangible assets, USD 45 million for restructuring costs including Group-wide rationalization of manufacturing sites, and other net costs of USD 34 million. Prior-year items amounted to USD 1.2 billion due to amortization and integration costs.

Core operating income was USD 2.0 billion (-1%, +3% cc). Core operating income margin in constant currencies decreased by 0.6 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 1.3 percentage points to 35.8% of net sales.

Core gross margin declined by 1.3 percentage points (cc) mainly due to product mix, impacted by the continued rollout of surgical equipment. Core Marketing & Sales expenses represented 22.2% of net sales, an improvement of 0.5 percentage points (cc) compared to prior year, despite investments behind innovative product launches. Core General & Administration expenses rose 0.1 percentage points (cc) to 5.3% of net sales. Core R&D expenses represented 8.3% of net sales, a decrease of 0.3 percentage points (cc) from 2013. Core Other Income and Expense, net was even (cc) with 2013.

Alcon product review

All comments below focus on second quarter movements.

Surgical
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	821	788	4	5	1 564	1 498	4	6
IOLs - Cataract	331	346	-4	-3	642	661	-3	-1
Vitreoretinal products	150	148	1	2	302	285	6	8
Refractive/Other	76	73	4	3	144	138	4	5
Total	1 047	1 009	4	4	2 010	1 921	5	6

Global Surgical sales increased to USD 1.0 billion (+4%, +4% cc) in the second quarter, driven by strong equipment sales, including the Centurion Vision System and LenSx Laser, as well as cataract and vitreoretinal disposables. The cataract procedure market continued to experience softness in the US, offset by continued expansion in Emerging Growth Markets. Sales of advanced technology IOLs (-4%, -2% cc) and monofocal IOLs experienced strong competitive pressures in US and Europe, marked by the recent introduction of competitors to the astigmatic (toric) IOL segment.

Ophthalmic Pharmaceuticals
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	330	320	3	3	651	629	3	5
Allergy/Otic/Nasal	262	270	-3	-3	537	560	-4	-2
Infection/Inflammation	278	264	5	7	520	509	2	4
Dry Eye/Other	246	230	7	9	461	437	5	9
Total	1 116	1 084	3	4	2 169	2 135	2	4

Alcon’s global sales in Ophthalmic Pharmaceuticals totaled USD 1.1 billion (+3%, +4% cc) in the second quarter. In Glaucoma, growth was driven by the continued positive response to Simbrinza suspension eye drops in the US and the launch of Azorga suspension eye drops in Japan. Overall, sales of fixed-dose combination products, including DuoTrav solution and Azarga suspension, increased 19% (+19% cc) and offset the impact of generic prostaglandin competition on Travatan in the US.

Allergy sales, including Pataday/Patanol products, were soft due to very low allergy seasons in both the US and Japan. Within the Infection/Inflammation segment, sales growth was driven by Ilevro and Durezol. Alcon continues to experience strong growth momentum in Dry Eye, led by the Systane eye drops and ointments product family (+16%, +20% cc).

The launch of Jetrea continued to progress in the quarter with regulatory approvals in Latin America and Asia. Jetrea is the first and only pharmacological treatment for vitreomacular traction including when associated with macular hole.

Vision Care
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	480	462	4	3	949	901	5	5
Contact lens care	174	181	-4	-3	331	345	-4	-3
Total	654	643	2	1	1 280	1 246	3	3

Vision Care global product sales were USD 654 million (+2%, +1% cc) for the quarter. Growth was negatively affected by the offset of higher first quarter sales in Japan resulting from the consumption tax rate increase in April 2014. Contact lens performance was driven by the continued rollout of Dailies Total1 in key markets and the launch of AirOptix Colors, Dailies Aqua Comfort Plus (DACP) Toric, and DACP Multifocal, representing an expansion of Alcon’s contact lens portfolio in the US and Europe. Sales of contact lens solutions (-4%, -3% cc) were soft, due to global market shifts to daily disposable lenses and competitive pressure in the US.

Sandoz
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 331	2 216	5	4	4 649	4 475	4	4
Operating income	244	259	-6	3	526	510	3	12
As % of net sales	10.5	11.7			11.3	11.4
Core operating income	351	360	-3	3	738	791	-7	-2
As % of net sales	15.1	16.2			15.9	17.7

Second quarter

Net sales
Sandoz net sales increased 5% (+4% cc) to USD 2.3 billion in the second quarter, as volume growth of 11 percentage points more than compensated for 7 percentage points of price erosion. Asia (excluding Japan) achieved double-digit sales growth (cc), while the US grew at a high single-digit rate. Central and Eastern Europe also delivered high single-digit growth despite political turmoil in Ukraine and heavy price cuts in Poland and Croatia. Sales growth in Western Europe (excluding Germany) was modest, primarily due to a slowdown in market demand in France.

US retail generics and biosimilars sales grew 7% (cc) to USD 673 million, driven by biosimilar and oncology injectable products and recent launches, despite the negative impact of customer consolidation. Western Europe (excluding Germany) retail generics and biosimilars sales growth of 4% (cc) was driven by strong growth in Italy, the Netherlands and Spain. German sales of retail generics and biosimilars (USD 300 million, +1% cc) showed modest growth despite weak market demand. Japan continued to show double-digit growth (+14% cc) for the 26th consecutive quarter. Emerging markets grew strongly, driven by Asia (excluding Japan) (+19% cc), Central and Eastern Europe (+7% cc) and Latin America (+6% cc).

Sandoz continued to strengthen its global leadership position in biosimilars (USD 128 million, +23% cc), with double-digit sales growth driven by strong momentum in its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment.

Operating income
Sandoz operating income was USD 244 million (-6%, +3% cc). Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 107 million, mainly driven by the amortization of intangible assets of USD 104 million and a restructuring charge in Venezuela.

Core operating income was USD 351 million (-3%, +3% cc). Core operating income margin in constant currencies decreased by 0.2 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 1.1 percentage points to 15.1% of net sales.

Core gross margin was stable in the quarter. Core Marketing & Sales expenses as a percentage of net sales increased by 0.7 percentage points (cc), due to ongoing investments into strongly growing businesses in emerging markets. Core R&D expenses decreased by 0.5 percentage points (cc), driven by the phasing of clinical trials and productivity initiatives. Core General & Administration expenses and Core Other Income and Expense, net remained unchanged compared to the prior-year quarter.

First half

Net sales
Net sales increased by 4% (+4% cc) to USD 4.6 billion in the first half, as volume growth of 13 percentage points more than offset 9 percentage points of price erosion. Performance was driven by double-digit retail generics and biosimilars sales growth in Asia (excluding Japan) (+17% cc) and high single-digit growth in Canada (+9% cc) and Latin America (+9% cc). US retail generics and biosimilars sales grew 5% (cc) despite the negative impact of customer consolidation on prices. Western Europe (excluding Germany) (+5% cc) and Central and Eastern Europe (+4% cc) increased sales despite significantly lower levels of flu and seasonal infections than in the prior-year period. German sales of retail generics and biosimilars declined slightly (-1% cc). Biosimilars sales grew 23% (cc) to reach USD 245 million globally for the first half of the year.

Operating income
Operating income increased 3% (+12% cc) to USD 526 million. Adjustments to arrive at core operating income amounted to a net expense of USD 212 million, mainly due to USD 206 million for the amortization of intangible assets and a restructuring charge in Venezuela. Prior-year items amounted to a net expense of USD 281 million, including USD 79 million related to legal provisions.

Core operating income declined 7% (-2% cc) to USD 738 million. Core operating income margin in constant currencies decreased by 1.0 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net decrease of 1.8 percentage points to 15.9% of net sales.

Core gross margin decreased by 1.5 percentage points (cc) as unfavorable sales mix and high price erosion was only partially compensated by productivity gains. Core Marketing & Sales expenses as a percentage of net sales increased by 0.4 percentage points (cc) due to ongoing investments into strongly growing businesses in emerging markets. Core R&D expenses decreased by 0.1 percentage points (cc) despite continued investments into biosimilar and respiratory products. Core General & Administration expenses decreased by 0.1 percentage points (cc) driven by strong cost management. Core Other Income and Expense, net improved by 0.7 percentage points (cc), driven by lower litigation costs and legal settlements compared to the first half of 2013.

DISCONTINUING OPERATIONS1

Vaccines2
			excl. Diagnostics3			Reported			excl. Diagnostics3			Reported
	Q2 2014	4	Q2 2013	% change		Q2 2013	H1 2014	4	H1 2013	% change		H1 2013
	USD m		USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	240		277	-13	-14	411	455		467	-3	-4	738
Operating loss/income	-175		-140	-25	-24	-93	463	5	-355	nm	nm	-261
As % of net sales	-72.9		-50.5			-22.6	101.8	5	-76.0			-35.4
Core operating loss	-157		-91	-73	-71		-355		-264	-34	-34
As % of net sales	-65.4		-32.9				-78.0		-56.5

All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.

Second quarter

Net sales
Net sales declined 13% (-14% cc) to USD 240 million for the second quarter compared to USD 277 million in the prior-year period. The decline was primarily due to the phasing of bulk pediatric shipments. Excluding the phasing impact, demand continued to be solid across the product portfolio, particularly in the meningitis and travel franchises.

Operating loss
Operating loss was USD 175 million for the quarter compared to a loss of USD 140 million in 2013. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 52 million for the quarter, comprising USD 23 million for depreciation and USD 29 million for amortization.

Adjustments to arrive at core operating loss amounted to USD 18 million, compared to adjustments of USD 49 million in the prior-year period.

Core operating loss for the quarter was USD 157 million compared to a loss of USD 91 million for the same period in 2013. The change in core operating loss was mainly driven by the timing of sales and increased operating costs of the newly licensed Holly Springs facility in addition to two large Phase III QIV studies, slightly offset by the cessation of depreciation.

First half

Net sales
Net sales declined 3% (-4% cc) to USD 455 million for first half compared to USD 467 million for the same period in 2013. The decline in sales was primarily driven by the phasing of bulk pediatric shipments. Excluding the phasing impact, demand continued to be solid across the product portfolio, with growth of 6% (cc), particularly in the meningitis franchise with Menveo and the recently launched Bexsero, of which over half a million doses have been distributed to date.

1 Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.
2 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact.
3 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81.
4 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.
5 Includes the USD 878 million gain from the divestment of the blood transfusion diagnostics unit.

The first half of the year marked significant progress towards the expansion of the Vaccines production capacity. Following EU approval, our new manufacturing site in Marburg (Germany) received FDA approval for rabies vaccines. Our Holly Springs (North Carolina, US) manufacturing site was approved by the FDA, becoming the first US pandemic-ready site to manufacture cell-culture seasonal and pre-pandemic influenza vaccines.

Operating income/loss
Operating income was USD 463 million for the first half compared to a loss of USD 355 million in 2013, driven by the USD 878 million exceptional gain from the divestment of the blood transfusion diagnostics business to Grifols S.A. The cessation of depreciation and amortization had a positive impact of USD 52 million for the first half of the year, comprising USD 23 million for depreciation and USD 29 million for amortization.

Adjustments to arrive at core operating loss amounted to USD 818 million, driven mainly by the exceptional divestment gain. Prior-year items amounted to USD 91 million.

Core operating loss was USD 355 million in the first half compared to a loss of USD 264 million in 2013, primarily due to increased operating costs of the newly licensed Holly Springs facility in addition to two large Phase III QIV studies, slightly offset by the cessation of depreciation.

Consumer Health
	Q2 2014	1	Q2 2013	% change		H1 2014	1	H1 2013	% change
	USD m		USD m	USD	cc	USD m		USD m	USD	cc
Net sales	1 050		1 004	5	5	2 090		1 991	5	6
Operating income	88		29	nm	nm	129		40	nm	nm
As % of net sales	8.4		2.9			6.2		2.0
Core operating income	97		52	87	111	157		128	23	46
As % of net sales	9.2		5.2			7.5		6.4

Second quarter

Net sales
Consumer Health, which comprises OTC and Animal Health, saw sales increase 5% (+5% cc) to USD 1.1 billion in the second quarter, driven by solid OTC performance across key regions.

OTC delivered high-single-digit sales growth (cc) in the quarter behind growth in Europe, North America and several key Emerging Growth Markets, driven by the continued good performance of global brands. Voltaren, the seventh-largest global over-the-counter brand, continued to deliver strong double-digit growth across all regions. Lamisil, an anti-fungal treatment, delivered double-digit growth with the start of the summer season in the US and Russia. In Europe, sustainable mid-single-digit growth continues, led by Germany, Spain and Italy. Emerging Growth Markets continued to be led by Russia, China, India, Brazil and Turkey, all of which saw double-digit growth (cc) in the quarter. North America delivered high single-digit growth, primarily driven by Excedrin in the US and the re-launch of cough and cold brands in Canada.

Continuing its remediation plan for the Lincoln, Nebraska manufacturing site, in May, OTC started shipping Excedrin products, now launched in Russia, and resumed Theraflu shipments in July for the US market in time for the 2014/15 cough and cold season.

Animal Health sales saw a slight decline (cc) in the second quarter, from a strong prior-year quarter in which the companion animal parasiticides product, Sentinel, was re-launched in North America. Since its re-launch, Sentinel has regained significant volume share, and this trend is expected to continue as market penetration rates improve. Excluding Sentinel, Animal Health delivered positive sales growth (cc), led by high single-digit growth in North America and low single-digit growth in Europe and Latin America. Asia had a negative impact on growth in the quarter. Key companion animal products including Capstar, a companion animal ecto-parasiticide product, Deramaxx and Onsior, both non-steroidal anti-inflammatory drugs, continued to deliver strong growth in the quarter. Emerging Growth Markets were led by Russia, Mexico, Brazil and Argentina.

Operating income
Operating income amounted to USD 88 million compared to USD 29 million in the prior-year quarter, primarily driven by higher gross margin. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 18 million for the quarter, comprising USD 8 million for depreciation and USD 10 million for amortization. Adjustments to arrive at core operating income for the quarter amounted to USD 9 million, due to amortization of intangible assets and restructuring expenses. Prior-year items amounted to USD 23 million, consisting mainly of amortization of intangible assets and Lincoln related impairments.

Core operating income increased 87% (+111% cc) to USD 97 million. Core operating income margin in constant currencies increased by 5.2 percentage points. Currency had a negative impact of 1.2 percentage points, resulting in a net increase of 4.0 percentage points to 9.2% of net sales.

1 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.

Primarily higher revenues and lower current-year costs at the Lincoln manufacturing facility generated a core gross margin increase of 2.6 percentage points (cc). Core Marketing & Sales expenses as a percentage of net sales decreased by 3.0 percentage points (cc) due to lower re-launch investments together with operating leverage as sales continue to grow. Core R&D expenses decreased by 0.1 percentage points (cc). Core General & Administration expenses decreased by 0.2 percentage points (cc). Core Other Income and Expense, net had a negative margin effect of 0.7 percentage points (cc).

First half

Net sales
Consumer Health net sales increased 5% (+6% cc) to USD 2.1 billion in the first half, driven by strong performance of key global brands and product re-launches in both OTC and Animal Health.

OTC delivered high-single-digit sales growth (cc) in the first half, as the business cycled over the 2013 re-launch of Excedrin Extra Strength in the US. Growth was driven by the strong performance of several global brands and product re-launches, which more than offset the impact of a soft cough and cold season. Voltaren continued to deliver double-digit sales growth following successful launches in Europe of the 12-hour formulation. OTC’s skin irritation treatment Fenistil also grew at a double-digit rate, driven by new positioning and commercial campaigns in Russia and Germany. Emerging Growth Markets delivered broad-based, double-digit growth, led by Russia, China, Turkey, India and Brazil.

Animal Health delivered mid-single-digit sales growth (cc) in the first half, with double-digit growth in North America. The results were driven by continued positive momentum in Sentinel sales since its re-launch in April 2013. Europe saw mid-single-digit growth, and other regions were in line with prior-year performance. Key products such as Capstar, Deramaxx and Onsior in the companion animal category, and Clik and Zolvix in the farm animal category, delivered strong double-digit growth in the first half of the year. Emerging Growth Markets were led by Russia, China, Brazil, Mexico and Argentina.

Operating income
Operating income amounted to USD 129 million compared to USD 40 million in the prior-year period. This increase was mainly driven by higher gross margin from incremental sales and lower Lincoln related impairments and restructuring expenses, while maintaining commercial investments behind the growth of key brands and product re-launches. The cessation of depreciation and amortization of non-current assets had a positive impact of USD 18 million for the first half, comprising USD 8 million for depreciation and USD 10 million for amortization. Adjustments to arrive at core operating income for the first half amounted to USD 28 million, consisting mainly of amortization of intangible assets and restructuring expenses. Prior-year items amounted to USD 88 million, consisting mainly of Lincoln related impairments and other charges.

Core operating income increased 23% (+46% cc) to USD 157 million. Core operating income margin in constant currencies increased by 2.4 percentage points. Currency had a negative impact of 1.3 percentage points, resulting in a net increase of 1.1 percentage points to 7.5% of net sales.

Higher revenues and lower current-year costs at the Lincoln manufacturing facility generated a core gross margin increase of 2.6 percentage points (cc). Core Marketing & Sales expenses as a percentage of net sales decreased by 2.3 percentage points (cc) due to operating leverage as sales continue to grow. Core R&D expenses increased by 0.2 percentage points (cc). Core General & Administration expenses decreased by 0.1 percentage points (cc). Core Other Income and Expense had a negative margin effect of 2.4 percentage points (cc) largely driven by income from divestments of smaller non-core brands in the prior year.

Consolidated financial statements reflecting the portfolio transformation

Following the transactions announcement on April 22, in order to comply with International Financial Reporting Standards (IFRS), Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities.

Discontinuing operations also include the gain on the divestment of the blood transfusion diagnostics unit, completed on January 9, 2014, and related prior-year results for this activity. Due to this divestment, the 2013 Novartis Group and Vaccines divisional data contained within this release excludes the results of the blood transfusion diagnostics unit, to help illustrate performance on a comparable basis.

As required by IFRS, 2014 results exclude from the announcement date any further depreciation and amortization related to discontinuing operations.

Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Details of the split of the Group’s consolidated income statement into discontinuing and continuing operations for all quarters of 2013 and for the first quarter of 2014 can be found on our website at http://www.novartis.com/downloads/investors/financial-results/quarterly-results/q2-2014-required-changes.pdf.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Second quarter
Cash flow from Group total operating activities in the second quarter amounted to USD 3.3 billion compared to USD 2.5 billion in the prior-year period. The increase was due to higher Group total operating income which increased to USD 3.1 billion from USD 3.0 billion in the prior year and improved working capital management, as well as timing of tax payments. Of the Group total, continuing operations contributed USD 3.6 billion compared to USD 2.6 billion in the prior-year period and discontinuing operations recorded a cash outflow for operating activities of USD 0.3 billion compared to an outflow of USD 0.1 billion in the prior-year period.

The cash outflow for Group total investing activities was USD 1.1 billion compared to USD 0.6 billion in 2013. The cash outflow for continuing operations was USD 0.8 billion, mainly on account of net outflows for the purchase of property, plant and equipment and other non-current assets of USD 0.9 billion. This compares to an outflow of USD 0.6 billion in 2013 comprised of outflows for the purchase of property, plant and equipment and other non-current assets of USD 0.7 billion, offset by the proceeds from the sale of marketable securities amounting to USD 0.1 billion.

The Group total cash flow used in financing activities amounted to USD 2.6 billion compared to USD 2.5 billion in 2013, mainly on account of a net decrease in the current and non-current financial debt by USD 0.7 billion and treasury share transactions amounting to an outflow of USD 1.9 billion. The prior-year cash flow used in financing activities was mainly comprised of the net decrease in financial debt of USD 1.9 billion and treasury share transactions with an outflow of USD 0.7 billion.

Free cash flow of the total Group in the second quarter of 2014 amounted to USD 2.4 billion compared to USD 1.8 billion (USD 1.7 billion excluding the 2013 free cash flow from the divested blood transfusion diagnostics unit) in the prior-year period mainly due to the higher cash inflow from operating activities outlined above, partly offset by higher outflows used for investments in intangible assets including USD 0.2 billion for the purchase of Fovista commercialization rights.

First half
Cash flow from Group total operating activities in the first half of 2014 amounted to USD 4.7 billion compared to USD 4.3 billion in the prior-year period. The increase was due to higher Group total operating income which increased to USD 6.6 billion from USD 5.9 billion in the prior year and improved working capital management. Of the Group total, continuing operations contributed USD 5.3 billion compared to USD 4.4 billion in the prior-year period and discontinuing operations recorded a cash outflow for operating activities of USD 0.6 billion compared to an outflow of USD 0.1 billion in the prior-year period.

The Group total investing activities resulted in an inflow of USD 1.7 billion compared to an inflow of USD 0.1 billion in 2013. The 2014 inflow is principally due to the gross proceeds from divesting the blood transfusion diagnostics unit for USD 1.7 billion. The cash inflow for continuing operations was USD 0.5 billion, mainly on account of net outflows for the purchase of property, plant and equipment and other non-current assets of USD 1.4 billion which was more than offset by the sale of marketable securities amounting to USD 1.9 billion. This compares to the inflow of USD 0.1 billion in 2013, comprising the purchase of property, plant and equipment and other non-current assets as well as acquisitions for USD 1.3 billion offset by proceeds from the sale of marketable securities which amounted to USD 1.4 billion.

The Group total cash flow used in financing activities amounted to USD 6.3 billion compared to USD 5.9 billion in 2013, mainly on account of the dividend payment of USD 6.8 billion, net treasury shares purchases amounting to USD 1.9 billion and the net increase in financial debt of USD 2.4 billion, principally due to the issuance of two bonds totaling USD 4.0 billion. In the prior year period, the dividend payment amounted to USD 6.1 billion and financial debt decreased by a net USD 0.2 billion while treasury share transactions resulted in an inflow of USD 0.5 billion.

Free cash flow of the total Group in the first half of 2014 amounted to USD 3.2 billion compared to USD 3.1 billion (USD 3.0 billion excluding the 2013 free cash flow from the divested blood transfusion diagnostics unit) in the prior-year period as the increase in cash inflow from operating activities outlined above was partly offset by higher cash outflows related to investments in intangible assets and to discontinuing operations.

Balance sheet

Assets
There has been a significant reclassification of assets as a result of the portfolio transformation announced on April 22, 2014. Total non-current assets of USD 90.8 billion at June 30, 2014 decreased by USD 4.9 billion mainly as a result of the assets transferred to the discontinuing operations. Total current assets increased by USD 4.4 billion to USD 35.0 billion at June 30, 2014, mainly due to the reclassification mentioned above. On a comparable basis, non-current assets from continuing operations slightly decreased by USD 0.3 billion from USD 96.2 billion at December 31, 2013 to USD 95.9 billion at June 30, 2014. Over the same period, inventory increased by USD 0.9 billion to USD 8.3 billion and trade receivables and other current assets increased by USD 0.8 billion to USD 14.3 billion at June 30, 2014.

The Group has approximately an equivalent USD 0.3 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at June 30, 2014 amounted to USD 0.4 billion. The Group continues to use for the consolidation of the financial statements of its Venezuelan subsidiaries the official exchange rate of VEF 6.3/USD, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (CENCOEX, former CADIVI).

Financial debt
Total short- and long-term financial debt, including derivatives, amounted to USD 20.4 billion at June 30, 2014 compared to USD 18.0 billion at December 31, 2013. Long-term debt increased to USD 12.9 billion from USD 11.2 billion at December 31, 2013, due to the issuance of two tranches of bonds and additional long-term debt totaling USD 4.6 million and a reclassification to short-term debt of two tranches of bonds totaling USD 2.9 billion which mature within 12 months. Short-term borrowings increased from USD 6.8 billion at December 31, 2013 to USD 7.6 billion at June 30, 2014 as a result of the repayment of a USD 2.0 billion bond combined with a reclassification of the short-term portion of two tranches of bonds totaling USD 2.9 billion which mature within 12 months.

Liabilities
The portfolio transformation announced on April 22 has also resulted in a significant reclassification of liabilities. Other non-current liabilities amounted to USD 14.8 billion at June 30, 2014 compared to USD 14.2 billion at the prior year-end. Trade payables of USD 5.0 billion have decreased by USD 1.2 billion and other current liabilities decreased by USD 0.6 billion to USD 12.8 billion. The reduction was partly due to the reclassification of USD 0.6 billion trade payables and USD 0.8 billion other current liabilities to the discontinuing operations. Including USD 0.8 billion of other non-current liabilities, the total liabilities related to discontinuing operations amount to USD 2.2 billion.

Group equity
The Group’s total equity decreased by USD 4.0 billion to USD 70.5 billion at June 30, 2014 as comprehensive income of USD 4.7 billion – mainly driven by net income of USD 5.6 billion from continuing operations, and net actuarial losses of USD 0.8 billion – was more than offset by the dividend payment for 2013 of USD 6.8 billion, net purchases of treasury shares of USD 1.9 billion and a commitment of USD 0.6 billion related to the announced share buy-back program. Equity-settled compensation contributed an additional USD 0.6 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 7.3 billion at June 30, 2014, compared to USD 9.2 billion at December 31, 2013, and net debt increased over the same period by USD 4.3 billion to USD 13.1 billion. The debt/equity ratio increased to 0.29:1 at June 30, 2014 compared to 0.24:1 at December 31, 2013.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 138 in Pharmaceuticals.

Key developments in the second quarter of 2014 include:

New approvals and positive opinions

•
In April 2014, the FDA approved Zykadia (ceritinib, previously known as LDK378) for the treatment of patients with anaplastic lymphoma kinase-positive (ALK+) metastatic non-small cell lung cancer (NSCLC) who have progressed on or are intolerant to crizotinib.

•
The European Commission (EC) endorsed the CHMP recommendation to expand the EU label for Gilenya (fingolimod) in multiple sclerosis (MS) to include patients not responding to disease-modifying therapies (DMTs) beyond interferon. The updated EU label will allow patients who have failed on other DMTs to be treated with Gilenya.

•	The Swiss health authority Swissmedic granted approval for Ilaris for the treatment of systemic juvenile idiopathic arthritis.

•
In July, Jakavi (ruxolitinib) was approved in Japan as a treatment for patients with myelofibrosis, a debilitating and life-threatening blood cancer. Jakavi is the first JAK inhibitor approved for myelofibrosis in Japan.

•	Also in July, Stalevo was approved in Japan for the treatment of Parkinson’s disease.

•	Alcon received US approval for IZBA, a new lower dose formulation of travoprost with an improved safety profile compared to travoprost 40 µg/mL eye drops.

•	Alcon received approval for AcrySof ReSTOR 2.5D IOL in Japan.

•	Alcon received Japanese approval for Centurion, a new cataract phacoemulsification surgical platform with enhanced fluidics control.

•	The CHMP granted a positive opinion for Alcon’s Simbrinza, a new fixed combination of brinzolamide and brimonidine. EU approval is expected in the third quarter of 2014.

Regulatory submissions and filings

•
The FDA issued a Complete Response Letter for RLX030 (serelaxin) in the treatment of acute heart failure stating that further evidence on efficacy is required for a US license to be granted. The CHMP also adopted a second negative opinion, following Novartis’ request for re-examination after the first negative opinion was issued in January. Novartis aims to resubmit to both agencies for approval as soon as additional data is available from the ongoing global trial program, including the 6,400 patient RELAX-AHF-2 study.

•	The FDA granted LCZ696 Fast Track designation and agreed to a rolling submission in heart failure.

•
In July, the FDA granted Breakthrough Therapy status to CTL019, an investigational chimeric antigen receptor (CAR) therapy for the treatment of pediatric and adult patients with relapsed/refractory acute lymphoblastic leukemia. The company acquired the rights to CTL019 from the University of Pennsylvania in 2012 as part of a multiyear collaboration agreement.

•	A regulatory application was submitted in the EU for LDK378 in ALK+ NSCLC.

•	A regulatory application was submitted in the EU for Jakavi (ruxolitinib) in polycythemia vera.

•
A regulatory application was submitted in the EU for LBH589 (panobinostat) in multiple myeloma. The FDA granted LBH589 priority review status in the second quarter, following submission in the first quarter. Additional global regulatory filings are underway.

•	A regulatory application was submitted in the EU for LDE225 (sonidegib) in advanced basal cell carcinoma.

•
A regulatory application was submitted to the FDA for a new formulation of Exjade (deferasirox) in the form of a film-coated tablet to be swallowed. The current formulation is a dispersible tablet that must be mixed in liquid.

Results from ongoing trials and other highlights

•
In July, Novartis announced that it entered into an agreement with a division of Google Inc. to in-license its “smart lens” technology – which involves non-invasive sensors, microchips and other miniaturized electronics embedded within contact lenses – for all ocular medical uses. Through the collaboration, Novartis seeks to leverage the “smart lens” technology to accelerate product innovation. Novartis’ interest in this technology is currently focused in two areas:

-
Helping diabetic patients manage their disease by providing a continuous, minimally invasive measurement of the body’s glucose levels via a “smart contact lens” which is designed to measure tear fluid in the eye and connects wirelessly with a mobile device;

-
For people living with presbyopia who can no longer read without glasses, the “smart lens” has the potential to provide accommodative vision correction to help restore the eye’s natural autofocus on near objects in the form of an accommodative contact lens or intraocular lens as part of the refractive cataract treatment.

•
Novartis announced the signing of a licensing and commercialization agreement with Ophthotech Corporation for the exclusive rights to market Fovista (anti-PDGF aptamer) outside the US. Fovista is being studied in combination with anti-VEGF agents for patients suffering from wet age-related macular degeneration (wet AMD). Novartis will also develop a co-formulation of Fovista with a Novartis proprietary anti-VEGF treatment. Ophthotech retains the marketing rights to Fovista in the United States.

•
Novartis Pharmaceuticals announced the creation of a dedicated unit to focus on Cell and Gene Therapies. The unit will initially focus on delivering the following novel therapies: Chimeric Antigen Receptor Technology (CART) in immuno-oncotherapy with CTL019, Facilitated Cell Therapy Platform (FCRx) in renal transplantation with FCR001 and stem cell expansion and transplantation with HSC835.

•
A pivotal Phase III study evaluating Jakavi (ruxolitinib) for the treatment of polycythemia vera (PV) was presented at the annual meetings of the American Society of Clinical Oncology (ASCO) and the European Hematology Association (EHA) in June. In the study, ruxolitinib significantly improved hematocrit control without the need for phlebotomy and reduced spleen size in patients with PV who are resistant to or intolerant of hydroxyurea. These data form the basis for worldwide regulatory filings for ruxolitinib in PV.

•
Data presented at the annual ASCO in June showed that Zykadia (ceritinib, LDK378) shrank tumors in patients with ALK+ NSCLC, including those who had received previous treatment with an ALK inhibitor as well as patients receiving one for the first time. Results were also observed in patients with ALK+ NSCLC who entered the study with brain metastases.

•
Data from a Phase III trial of the investigational compound LBH589 (panobinostat) were presented in oral sessions at ASCO and EHA. Results showed that adding LBH589 to bortezomib and dexamethasone significantly improved progression-free survival (PFS) by 37% compared to bortezomib plus dexamethasone alone in patients with relapsed or relapsed and refractory multiple myeloma, meeting the study’s primary endpoint. In addition, median PFS increased by 4 months (12 months in LBH589 arm versus 8 months in placebo arm).

•
A pivotal Phase II trial of investigational oral compound LDE225 (sonidegib) presented at ASCO showed that patients with locally advanced or metastatic basal cell carcinoma taking LDE225 had marked and sustained tumor shrinkage. LDE225 was submitted in the EU in the second quarter and additional worldwide submissions are underway.

•
Results from a pivotal Phase III trial of investigational therapy Signifor LAR (pasireotide LAR, SOM230) in patients with acromegaly for whom current standard of care provides inadequate disease control were presented at the European Congress of Endocrinology. The findings showed that patients taking pasireotide LAR achieved greater disease control when compared to continued treatment with the first generation somatostatin analogue therapies, octreotide LAR or lanreotide Autogel®. These data, supported by a previously published Phase III study demonstrating pasireotide LAR’s superior disease control versus octreotide LAR in medically-naïve patients, form the basis for worldwide regulatory filings for pasireotide LAR in the treatment of acromegaly.

•
The Phase III head-to-head LANTERN study for Ultibro Breezhaler met both the primary and key secondary objectives. The primary objective of the LANTERN study was to demonstrate the non-inferiority of Ultibro Breezhaler (indacaterol/glycopyrronium) 110/50 mcg to twice-daily Seretide® Accuhaler®1 (salmeterol/fluticasone, or SFC) 50/500 mcg in terms of lung function (trough FEV1) after 26 weeks of treatment in patients with moderate-to-severe COPD, with or without a history of moderate-to-severe exacerbations in the previous year. Ultibro Breezhaler demonstrated non-inferiority and, additionally, showed superior efficacy versus SFC for the primary objective.

•
Positive top-line results were announced from the INSTEAD switch study, a Phase IV trial for Onbrez Breezhaler in patients with moderate COPD, which met its primary objective. Once-daily Onbrez Breezhaler (indacaterol) 150 mcg demonstrated non-inferiority in lung function at week 12 compared to twice-daily Seretide®2 (SFC) 50/500 mcg in patients with moderate COPD and no exacerbations in the previous year. The study also showed similar symptomatic benefits in terms of shortness of breath and health status after 12 and 26 weeks in patients treated with Onbrez Breezhaler compared to those on SFC. The safety profile of Onbrez Breezhaler observed in this study was consistent with previously reported results from Phase III studies.

•
New pooled analyses from the pivotal FREEDOMS and FREEDOMS II trials presented at the American Academy of Neurology (AAN) confirmed that, in patients with high disease activity previously treated in the past year, Gilenya demonstrated significant efficacy across four key measures of MS: relapses, MRI lesions, brain volume loss and disability progression.

•
Additional data presented at AAN showed significantly more Gilenya-treated patients (vs. patients on placebo) had brain volume loss rates comparable to people without MS (37.2% vs 26.7% respectively, p=0.0001).

•	Gilenya is currently being studied for the treatment of primary progressive MS. Results of the Phase III INFORMS study are anticipated late in the fourth quarter of 2014.

•
Data presented at the Association for Research in Vision and Ophthalmology (ARVO) 2014 Congress confirm transformational real-world outcomes and highlight the safety profile of Lucentis. The LUMINOUS trial presented one-year results on the effectiveness and safety of Lucentis. Of the first 2,112 patients with wet AMD recruited, those patients who were previously treated, including those with more than 6 years of Lucentis treatment, maintained their vision in the first year of the LUMINOUS study. No new safety findings were identified.

1 The LANTERN study used Seretide® (salmeterol/fluticasone) 50/500 mcg, which is indicated in the UK for the symptomatic treatment of patients with COPD, with a FEV1 <60% predicted normal (prebronchodilator) and a history of repeated exacerbations, who have significant symptoms despite regular bronchodilator therapy. The patient population in the LANTERN study who received salmeterol/fluticasone administered via the Accuhaler® dry powder inhaler, were moderate-to-severe COPD patients with or without exacerbations in the previous year. Seretide® is also known as Advair® and Accuhaler® is also known as Diskus®. Seretide®, Advair®, Diskus® and Accuhaler® are registered trademarks of the GlaxoSmithKline group of companies.
2 In some countries, Seretide® (salmeterol/fluticasone) 50/500 mcg is indicated for the symptomatic treatment of patients with COPD, with a FEV1 <60% predicted normal (prebronchodilator) and a history of repeated exacerbations, who have significant symptoms despite regular bronchodilator therapy. The patient population in the INSTEAD study who received salmeterol/fluticasone were moderate COPD patients who had not exacerbated twelve months prior to entry. The INSTEAD study used the Accuhaler® dry powder inhaler, also known as Diskus®.

•
The New England of Journal of Medicine recently published data from two pivotal Phase III studies of AIN457 (secukinumab) in psoriasis. Results of these two Phase III studies (ERASURE and FIXTURE) consistently show rapid, very high skin clearance, sustained efficacy and an acceptable safety profile with secukinumab. More than 70% of secukinumab 300 mg patients experienced clear (PASI 100) or almost clear skin (PASI 90) during the first 16 weeks of treatment.

•
The FDA licensed the Vaccines Division manufacturing facility in Holly Springs, North Carolina for the production of cell-culture influenza vaccines, making it the first US facility of its kind. The Holly Springs site, along with the new manufacturing site in Marburg, Germany (licensed by the US and EU for rabies vaccines) are now approved for commercial production.

Q2 2014 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Zykadia	ceritinib	ALK+ non-small cell lung cancer	US – April 2014
Jakavi	ruxolitinib	Myelofibrosis	Japan – July 2014

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
AIN457 (secukinumab)	Psoriasis	Q4 2013	Q4 2013	Q4 2013
- On track for decisions in US and EU in late 2014 or early 2015, following submissions in Oct. 2013; FDA Advisory Committee Meeting scheduled for Oct. 20, 2014
- Swissmedic decision expected Q1 2015 following submission in Nov. 2013
- Japan decision expected Q4 2014 following submission Dec. 2013
(including psoriasis and psoriatic arthritis)
- Total country submissions to date: 15

Zykadia (LDK378)	ALK+ non-small cell lung cancer		Q1 2014		- Approved in US in Apr. 2014
LBH589	Multiple myeloma	Q1 2014	Q2 2014		- EU application submitted May 2014 - FDA priority review granted in May - Additional global filings underway
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)		Approved	Approved	- US filing expected in Q4 2014
Ultibro Breezhaler (QVA149)	COPD		Approved	Approved	- US filing expected in Q4 2014
Signifor LAR	Acromegaly	Q4 2013	Q4 2013
LDE225	Advanced basal cell carcinoma		Q2 2014		- EU application submitted May 2014
Jakavi	Polycythemia Vera	Q2 20141	Q2 2014		- EU application submitted Jun. 2014
Exjade FCT	Iron overload	Q2 2014			- FDA application for film-coated tablets submitted May 2014

1 Jakafi sNDA submitted by Incyte Corporation in Q2 2014.

Selected Pharmaceuticals pipeline projects

Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2014	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III
	Diffuse large B-cell lymphoma	2017	III
AIN457 (secukinumab)	Rheumatoid arthritis	2015	III
	Psoriatic arthritis	2014	III	- Data expected to be presented at ACR in Nov. 2014
	Ankylosing spondylitis	2015	III
Aliskiren	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
AUY922	Solid tumors	≥ 2018	II
BAF312	Secondary progressive MS	≥ 2018	III
BCT197	COPD	≥ 2018	II
BGJ398	Solid tumors	≥ 2018	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2018	II
BKM120	mBC ER+ AI resistant mTOR naive	2015	III
	mBC ER+ post AI and mTOR inhibitor	2016	III
	Solid tumors	≥ 2018	I
BYL719	Solid tumors	≥ 2018	I
BYM338	Sporadic inclusion body myositis	2016	III
	Hip fracture	> 2018	II
CAD106	Alzheimer’s disease	≥ 2018	II
CTL019	Leukemia	2016	II
DEB025	Hepatitis C	2017	II	- Clinical development resumed in Q3 2013
EDP239	Hepatitis C	> 2018	II
FCR001	Renal Transplant	≥ 2018	II
Fovista	Wet AMD	2016	III
Gilenya	Primary progressive multiple sclerosis	2015	III
	Chronic inflammatory demyelinating polyradiculoneuropathy	2016	III
HSC835	Stem cell transplantation	≥ 2018	II
Ilaris (ACZ885)	Hereditary periodic fevers	2016	III	- Registration study initiation in Q2
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Study fully enrolled
KAE609	Malaria	2017	II
LCI699	Cushing’s disease	2017	II
LCQ908	Familial chylomicronemia syndrome	2014	III	- Phase III study recruitment completed
LCZ696	Chronic heart failure with reduced ejection fraction	2014	III	- PARADIGM-HF closed early based on strength of interim results - Data to be presented at ESC Aug. 2014
	Chronic heart failure with preserved ejection fraction	≥ 2018	II	- PARAGON-HF to start Aug. 2014

LDE225	Solid tumors	≥ 2018	I
	Medulloblastoma	≥ 2018	III
LEE011	Breast cancer	2016	III	- Phase III registration study enrolling
	Solid tumors	≥ 2018	I
LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
	Solid tumors	≥ 2018	II
LIK066	Type II diabetes	≥ 2018	II
LJM716	Solid tumors	≥ 2018	I
Lucentis	Choroidal neovascularization and macular edema	2016	III	- Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia
	Retinopathy of Prematurity (ROP)	≥ 2018	II	- Pediatric study in retinopathy of prematurity to be initiated in 2015
MEK162	NRAS mutant melanoma	2015	III	- Phase III study enrolling
	Low-grade serous ovarian cancer	2016	III	- Phase III study enrolling
	Solid tumors	≥ 2018	II
MEK162+LGX818	BRAF mutant melanoma	2016	III	- Phase III study enrolling
PKC412	Aggressive systemic mastocytosis	2015	II
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2018	II
QAX576	Allergic diseases	≥ 2018	II
QGE031	Allergic diseases	≥ 2018	II
RLX030 (serelaxin)	Acute heart failure	2016	III	- RELAX2 registration study ongoing in US, EU and Latin America - RELAX-ASIA registration study ongoing
Seebri Breezhaler	Asthma	2017	III
Signifor LAR	Cushing’s disease	2016	III
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
TKI258	Solid tumors	2017	II
Zykadia (LDK378)	ALK+ advanced non-small cell lung cancer (first-line, treatment naïve)	2016	III	- Phase III trial initiated

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL 2.5D	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approval occurred Apr. 2014
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2015 JP 2014	Advanced Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Approved	- Filing occurred Aug. 2013 - Approval occurred Jan. 2014
AcrySof IQ ReSTOR 3.0D Toric IOL diopter range expansion	Cataract	US 2015 JP 2015	Advanced Advanced
Intrepid IOL	Cataract	US 2017 EU 2016 JP 2017	Replanned Replanned Replanned	- Project being replanned
Centurion Phaco Platform	Cataract	US 2012 EU 2013 JP 2013	Approved Approved Approved	- Approved May 2014

Verion Surgical Planning System	Cataract	US 2013 EU 2013 JP 2014	Approved Approved Approved	- Launched Jun. 2014 - Launched Jun. 2014 - Approved Mar. 2014
LenSx Laser	Cataract	JP 2013	Filed	- Japan filing occurred Q1 2013
LenSx Laser, system expansion	Refractive	US 2013 EU 2013 JP 2015	Approved Approved Advanced	- Approved Apr. 2013 - Approved Sep. 2013
OPHTHALMIC PHARMACEUTICALS
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Approved Filed	- Approved Apr. 2013 - Positive opinion received May 2014; Final approval anticipated Q3 2014
IZBA, travoprost 0.003%	Glaucoma	US 2013 EU 2012	Approved Approved	- Approved May 2014 - Approved Feb. 2014
Jetrea	Retina	EU 2011 JP 2015	Approved Phase III	- Approved Mar. 2013
Pataday, new formulation	Allergy	US 2014	Phase III	- Filing planned for Q3 2014
EXE844	Otic infections	US 2014	Filed	- Filing occurred Apr. 2014
VISION CARE
New lens solution	Lens solution	US 2014 EU 2014 JP 2015	Advanced Advanced Advanced

Selected Sandoz pipeline projects (biosimilars)

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
EP2006 (filgrastim)	Chemotherapy-induced neutropenia; mobilization of peripheral blood progenitor cells and others intravenous (same as originator)	US	III	- Trial complete
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
II and III
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment complete
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	US	III	- Patient enrollment complete
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	III
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Trial complete

Selected Vaccines pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Bexsero (US)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Started	Filing	- US BLA submission started - Received FDA Breakthrough Therapy designation in the US
Flucelvax (US)	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	- Approved by FDA - Phase III for age 4+ completing Q3 2014
Fluad (US)	Prevention of seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	Filing	- Preparation for US BLA ongoing
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	III	- Phase III trials for adjuvanted (aQIV) and cell-based (QIVc) QIVs ongoing
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2015	II	- Phase III in preparation
Group B streptococcus	Prevention of group B streptococcus	≥2015	II	- Phase III in preparation
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	NA	NA	- H7N9 clinical study completed - US Department of Health and Human Services (HHS) purchased stockpile
Staph. aureus	Prevention of Staphylococcus aureus	≥2015	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2015	I

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Second quarter  (unaudited)

	Q2 2014 USD m	Q2 2013 USD m	Change USD m

Net sales to third parties from continuing operations	13 347	13 073	274

Sales to other segments	64	57	7

Net sales of segments from continuing operations	13 411	13 130	281

Other revenues	538	150	388

Cost of goods sold	-4 378	-4 087	-291

Gross profit from continuing operations	9 571	9 193	378

Marketing & Sales	-3 188	-3 165	-23

Research & Development	-2 178	-2 247	69

General & Administration	-638	-619	-19

Other income	207	230	-23

Other expense	-590	-359	-231

Operating income from continuing operations	3 184	3 033	151

Income from associated companies	185	171	14

Interest expense	-166	-175	9

Other financial income and expense	-56	5	-61

Income before taxes from continuing operations	3 147	3 034	113

Taxes	-424	-447	23

Net income from continuing operations	2 723	2 587	136

Net loss from discontinuing operations	-138	-39	-99

Total net income	2 585	2 548	37

Attributable to:
Shareholders of Novartis AG	2 555	2 516	39

Non-controlling interests	30	32	-2

Average number of shares outstanding – Basic (million)	2 436	2 453	-17

Basic earnings per share from continuing operations (USD)[1]	1.11	1.04	0.07

Basic earnings per share from discontinuing operations (USD)[1]	-0.06	-0.01	-0.05

Total basic earnings per share (USD)[1]	1.05	1.03	0.02

Average number of shares outstanding – Diluted (million)	2 471	2 490	-19

Diluted earnings per share from continuing operations (USD)[1]	1.09	1.03	0.06

Diluted earnings per share from discontinuing operations (USD)[1]	-0.06	-0.02	-0.04

Diluted earnings per share (USD)[1]	1.03	1.01	0.02

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

First half  (unaudited)

	H1 2014 USD m	H1 2013 USD m	Change USD m

Net sales to third parties from continuing operations	26 114	25 775	339

Sales to other segments	129	121	8

Net sales of segments from continuing operations	26 243	25 896	347

Other revenues	737	286	451

Cost of goods sold	-8 508	-8 025	-483

Gross profit from continuing operations	18 472	18 157	315

Marketing & Sales	-6 176	-6 154	-22

Research & Development	-4 388	-4 369	-19

General & Administration	-1 287	-1 267	-20

Other income	443	549	-106

Other expense	-1 065	-824	-241

Operating income from continuing operations	5 999	6 092	-93

Income from associated companies	400	282	118

Interest expense	-334	-350	16

Other financial income and expense	-81	12	-93

Income before taxes from continuing operations	5 984	6 036	-52

Taxes	-807	-901	94

Net income from continuing operations	5 177	5 135	42

Net income/loss from discontinuing operations	376	-165	541

Net income	5 553	4 970	583

Attributable to:
Shareholders of Novartis AG	5 496	4 914	582

Non-controlling interests	57	56	1

Average number of shares outstanding – Basic (million)	2 437	2 446	-9

Basic earnings per share from continuing operations (USD)[1]	2.10	2.08	0.02

Basic earnings per share from discontinuing operations (USD)[1]	0.16	-0.07	0.23

Total basic earnings per share (USD)[1]	2.26	2.01	0.25

Average number of shares outstanding – Diluted (million)	2 476	2 480	-4

Diluted earnings per share from continuing operations (USD)[1]	2.07	2.05	0.02

Diluted earnings per share from discontinuing operations (USD)[1]	0.15	-0.07	0.22

Total diluted earnings per share (USD)[1]	2.22	1.98	0.24

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Second quarter  (unaudited)

	Q2 2014 USD m	Q2 2013 USD m	Change USD m

Net income	2 585	2 548	37

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	38	55	-17

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-4	2	-6

Translation effects	-16	124	-140

Total of items to eventually recycle	18	181	-163

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-264	339	-603

Comprehensive income	2 339	3 068	-729

Attributable to:
Shareholders of Novartis AG	2 309	3 040	-731

Continuing operations	2 465	3 078	-613

Discontinuing operations	-156	-38	-116

Non-controlling interests	30	28	2

First half  (unaudited)

	H1 2014 USD m	H1 2013 USD m	Change USD m

Net income	5 553	4 970	583

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	7	107	-100

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	42	-26	68

Translation effects	-43	-551	508

Total of items to eventually recycle	6	-470	476

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial (losses)/gains from defined benefit plans, net of taxes	-822	1 019	-1 841

Comprehensive income	4 737	5 519	-782

Attributable to:
Shareholders of Novartis AG	4 679	5 467	-788

Continuing operations	4 337	5 605	-1 268

Discontinuing operations	342	-138	480

Non-controlling interests	58	52	6

Condensed consolidated balance sheets

	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 434	18 197	-1 763

Goodwill	29 769	31 026	-1 257

Intangible assets other than goodwill	25 200	27 841	-2 641

Financial and other non-current assets	19 392	18 648	744

Total non-current assets	90 795	95 712	-4 917

Current assets
Inventories	6 880	7 267	-387

Trade receivables	9 371	9 902	-531

Other current assets	3 515	3 392	123

Cash and cash equivalents, marketable securities, commodities and derivatives	7 335	9 222	-1 887

Assets related to discontinuing operations	7 872	759	7 113

Total current assets	34 973	30 542	4 431

Total assets	125 768	126 254	-486

Equity and liabilities
Equity attributable to Novartis AG shareholders	70 387	74 343	-3 956

Non-controlling interests	130	129	1

Total equity	70 517	74 472	-3 955

Non-current liabilities
Financial debts	12 874	11 242	1 632

Other non-current liabilities	14 821	14 172	649

Total non-current liabilities	27 695	25 414	2 281

Current liabilities
Trade payables	4 991	6 148	-1 157

Financial debts and derivatives	7 556	6 776	780

Other current liabilities	12 786	13 394	-608

Liabilities related to discontinuing operations	2 223	50	2 173

Total current liabilities	27 556	26 368	1 188

Total liabilities	55 251	51 782	3 469

Total equity and liabilities	125 768	126 254	-486

Condensed consolidated changes in equity

Second quarter  (unaudited)

	Q2 2014 USD m	Q2 2013 USD m	Change USD m

Consolidated equity at April 1	70 336	67 148	3 188

Comprehensive income	2 339	3 068	-729

Purchase of treasury shares	-1 867	-752	-1 115

Treasury share repurchase commitment under a share buy-back trading plan	-600		-600

Increase in equity from exercise of options and employee transactions	3	3

Dividends related to shareholders of Novartis AG		6	-6

Equity-based compensation	332	176	156

Impact of change of ownership of consolidated entities		-9	9

Change in non-controlling interests	-26	-12	-14

Consolidated equity at June 30	70 517	69 628	889

First half  (unaudited)

	H1 2014 USD m	H1 2013 USD m	Change USD m

Consolidated equity at January 1	74 472	69 263	5 209

Comprehensive income	4 737	5 519	-782

Purchase of treasury shares	-4 270	-1 219	-3 051

Treasury share repurchase commitment under a share buy-back trading plan	-600		-600

Increase in equity from exercise of options and employee transactions	2 396	1 678	718

Dividends related to shareholders of Novartis AG	-6 810	-6 100	-710

Equity-based compensation	649	539	110

Impact of change in ownership of consolidated entities		-9	9

Change in non-controlling interests	-57	-43	-14

Consolidated equity at June 30	70 517	69 628	889

Condensed consolidated cash flow statements

Second quarter  (unaudited)

	Q2 2014 USD m	Q2 2013 USD m	Change USD m

Net income from continuing operations	2 723	2 587	136

Reversal of non-cash items
Taxes	424	447	-23

Depreciation, amortization and impairments	1 175	1 118	57

Change in provisions and other non-current liabilities	464	245	219

Net financial income	222	170	52

Other	-77	-145	68

Net income adjusted for non-cash items	4 931	4 422	509

Interest and other financial receipts	-18	63	-81

Interest and other financial payments	-230	-214	-16

Taxes paid[1]	-544	-644	100

Cash flows before working capital changes from continuing operations	4 139	3 627	512

Payments out of provisions and other net cash movements in non-current liabilities	-309	-246	-63

Change in net current assets and other operating cash flow items	-252	-762	510

Cash flows from operating activities from continuing operations	3 578	2 619	959

Cash flows used in operating activities from discontinuing operations [1]	-237	-102	-135

Total cash flows from operating activities	3 341	2 517	824

Purchase of property, plant & equipment	-644	-633	-11

Purchase of intangible, financial and other non-current assets	-318	-186	-132

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	77	127	-50

Acquisitions of businesses	114	-32	146

Change in marketable securities, commodities and investment in associated companies	-6	124	-130

Cash flows used in investing activities from continuing operations	-777	-600	-177

Cash flows used in investing activities from discontinuing operations [1]	-301	-40	-261

Total cash flows used in investing activities	-1 078	-640	-438

Dividends related to shareholders of Novartis AG		6	-6

Change in current and non-current financial debts	-743	-1 912	1 169

Treasury share transactions, net	-1 870	-748	-1 122

Impact of change in ownership of consolidated enities		4	-4

Other financing cash flows	-25	131	-156

Cash flows used in financing activities from continuing operations	-2 638	-2 519	-119

Net translation effect on cash and cash equivalents	2	13	-11

Change in cash and cash equivalents	-373	-629	256

Cash and cash equivalents at April 1	7 170	4 706	2 464

Cash and cash equivalents at June 30	6 797	4 077	2 720

1 In Q2 2014, total Group tax payments amounted to USD 789 million when also taking into account USD 15 million and USD 230 million, included in the cash flows used in operating activities and investing activities of discontinuing operations, respectively.

Condensed consolidated cash flow statements

First half  (unaudited)

	H1 2014 USD m	H1 2013 USD m	Change USD m

Net income from continuing operations	5 177	5 135	42

Reversal of non-cash items
Taxes	807	901	-94

Depreciation, amortization and impairments	2 293	2 154	139

Change in provisions and other non-current liabilities	811	329	482

Net financial income	415	338	77

Other	-122	-100	-22

Net income adjusted for non-cash items	9 381	8 757	624

Interest and other financial receipts	561	521	40

Interest and other financial payments	-398	-381	-17

Taxes paid[1]	-1 226	-1 126	-100

Cash flows before working capital changes from continuing operations	8 318	7 771	547

Payments out of provisions and other net cash movements in non-current liabilities	-480	-449	-31

Change in net current assets and other operating cash flow items	-2 582	-2 924	342

Cash flows from operating activities from continuing operations	5 256	4 398	858

Cash flows used in operating activities from discontinuing operations [1]	-575	-53	-522

Total cash flows from operating activities	4 681	4 345	336

Purchase of property, plant & equipment	-1 126	-1 096	-30

Purchase of intangible, financial and other non-current assets	-444	-327	-117

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	159	202	-43

Acquisitions of businesses	21	-32	53

Change in marketable securities, commodities and investment in associated companies	1 879	1 350	529

Cash flows from investing activities from continuing operations	489	97	392

Cash flows from/used in investing activities from discontinuing operations [1]	1 257	-41	1 298

Total cash flows from investing activities	1 746	56	1 690

Dividends related to shareholders of Novartis AG	-6 810	-6 100	-710

Change in current and non-current financial debts	2 447	-213	2 660

Treasury share transactions, net	-1 860	467	-2 327

Impact of change in ownership of consolidated enities		4	-4

Other financing cash flows	-102	-17	-85

Cash flows used in financing activities from continuing operations	-6 325	-5 859	-466

Net translation effect on cash and cash equivalents	8	-17	25

Change in cash and cash equivalents	110	-1 475	1 585

Cash and cash equivalents at January 1	6 687	5 552	1 135

Cash and cash equivalents at June 30	6 797	4 077	2 720

1 In H1 2014, total Group tax payments amounted to USD 1'489 million when also taking into account USD 33 million and USD 230 million, included in the cash flows used in operating activities and investing activities of discontinuing operations, respectively.

Notes to the Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2014  (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2014, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2013 Annual Report published on January 29, 2014.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2013 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2013 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

Major transactions with GSK and Lilly
 On April 22, 2014 Novartis entered into the following agreements with GlaxoSmithKline plc, Great Britain (GSK) and Eli Lilly and Company, USA (Lilly):

Acquisition of GSK oncology products
 Novartis has agreed to acquire GSK’s oncology products for a USD 14.5 billion payment on closing and up to a further USD 1.5 billion contingent on a development milestone. In addition, Novartis would have opt-in rights to GSK’s current and future oncology R&D pipeline under the terms of the agreement.

Divestment of Novartis Vaccines to GSK
 Novartis has agreed to divest its Vaccines business to GSK, excluding its flu business, for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion to be paid on closing and up to USD 1.8 billion in future milestone payments. Novartis has initiated a separate sale process for its flu business. 2013 net sales of Novartis’ Vaccines (including flu) were approximately USD 1.4 billion.

Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture
 Novartis and GSK have agreed to create a consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. Upon completion, Novartis will own a 36.5% share of the joint venture and will have four of eleven seats on the joint venture’s Board. Furthermore, Novartis will have customary minority rights and exit rights at a pre-defined, market-based pricing mechanism. 2013 net sales of Novartis OTC were approximately USD 2.9 billion.

All the above-mentioned transactions with GSK are inter-conditional and are subject to approval by GSK shareholders and to other closing conditions, including anti-trust approvals. The transactions are expected to close during the first half of 2015.

Divestment of flu vaccines business
 Novartis has commenced a separate sale process to divest its flu vaccines business.

Divestment of Novartis Animal Health business to Lilly
 In a separate transaction, Novartis has agreed to divest its Animal Health business to Lilly for approximately USD 5.4 billion to be paid on closing. 2013 net sales of Animal Health were approximately USD 1.1 billion. The transaction is subject to closing conditions, including anti-trust approvals and is expected to close by the end of the first quarter of 2015.

Classification as discontinuing operations
 These transactions, combined with the divestment of the blood transfusion diagnostics unit which closed on January 9, 2014, result from the portfolio review which commenced in mid-2013.

As a result, Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities.

Discontinuing operations also include the USD 0.9 billion pre-tax gain arising from the USD 1.7 billion divestment of the blood transfusion diagnostics unit to Grifols S.A., completed on January 9, 2014, and related prior-year results for this activity.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Pharmaceuticals – acquisition of CoStim Pharmaceuticals Inc.
 On February 17, 2014 Novartis announced the acquisition of CoStim Pharmaceuticals Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer for a total purchase consideration of USD 248 million (excluding cash acquired). This amount consists of an initial cash payment and the net present value of contingent consideration potentially due to previous CoStim’s shareholders which they are eligible to receive upon the achievement of specified development and commercialization milestones. The final purchase price allocation resulted in net identified assets of USD 152 million (excluding cash acquired) and goodwill of USD 96 million.

There were no significant acquisition or divestment transactions in 2013.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2014	2013	Change	H1 2014 USD m	H1 2013 USD m	Change USD m

Balance at beginning of year	2 426	2 421	5	74 343	69 137	5 206

Shares acquired to be held in Group Treasury	-34	-13	-21	-2 882	-956	-1 926

Shares acquired to be cancelled	-12		-12	-1 059		-1 059

Other share purchases	-4	-4		-329	-263	-66

Increase in equity from exercise of options and employee transactions	41	34	7	2 396	1 678	718

Equity-based compensation	9	9		649	539	110

Treasury share repurchase commitment under a share buy-back trading plan				-600		-600

Dividends				-6 810	-6 100	-710

Net income of the period attributable to shareholders of Novartis AG				5 496	4 914	582

Other comprehensive income attributable to shareholders of Novartis AG				-817	553	-1 370

Impact of change in ownership of consolidated entities					-9	9

Balance at June 30	2 426	2 447	-21	70 387	69 493	894

5. Consolidated income statements – Segmentation – Second quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinuing operations		Group eliminations		Total Group

	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m

Net sales to third parties	8 199	8 121	2 817	2 736	2 331	2 216			13 347	13 073	1 290	1 415			14 637	14 488

Sales to other segments	66	52	13	14	80	79	-95	-88	64	57	23	21	-87	-78

Net sales of segments	8 265	8 173	2 830	2 750	2 411	2 295	-95	-88	13 411	13 130	1 313	1 436	-87	-78	14 637	14 488

Other revenues	151	129	6	4	3	5	378	12	538	150	16	66			554	216

Cost of goods sold	-1 778	-1 647	-1 305	-1 228	-1 404	-1 327	109	115	-4 378	-4 087	-622	-771	87	78	-4 913	-4 780

Gross profit	6 638	6 655	1 531	1 526	1 010	973	392	39	9 571	9 193	707	731			10 278	9 924

Marketing & Sales	-2 117	-2 134	-626	-626	-445	-406		1	-3 188	-3 165	-463	-492			-3 651	-3 657

Research & Development	-1 742	-1 783	-234	-265	-202	-199			-2 178	-2 247	-208	-192			-2 386	-2 439

General & Administration	-240	-251	-152	-138	-94	-88	-152	-142	-638	-619	-105	-112			-743	-731

Other income	204	204	16	4	20	20	-33	2	207	230	11	37	-4	-3	214	264

Other expense	-337	-134	-64	-104	-45	-41	-144	-80	-590	-359	-31	-35	4	3	-617	-391

Operating income	2 406	2 557	471	397	244	259	63	-180	3 184	3 033	-89	-63			3 095	2 970

as % of net sales	29.3%	31.5%	16.7%	14.5%	10.5%	11.7%			23.9%	23.2%	-6.9%	-4.5%			21.1%	20.5%

Income from associated companies					2	1	183	170	185	171	2	3			187	174

Interest expense									-166	-175					-166	-175

Other financial income and expense									-56	5					-56	5

Income before taxes									3 147	3 034	-87	-60			3 060	2 974

Taxes									-424	-447	-51	21			-475	-426

Net income									2 723	2 587	-138	-39			2 585	2 548

Consolidated income statements – Segmentation – First half

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinuing operations		Group eliminations		Total Group

	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m

Net sales to third parties	16 006	15 998	5 459	5 302	4 649	4 475			26 114	25 775	2 545	2 729			28 659	28 504

Sales to other segments	133	115	26	28	148	147	-178	-169	129	121	38	34	-167	-155

Net sales of segments	16 139	16 113	5 485	5 330	4 797	4 622	-178	-169	26 243	25 896	2 583	2 763	-167	-155	28 659	28 504

Other revenues	296	242	14	11	6	8	421	25	737	286	34	120			771	406

Cost of goods sold	-3 354	-3 238	-2 598	-2 397	-2 776	-2 588	220	198	-8 508	-8 025	-1 295	-1 516	167	155	-9 636	-9 386

Gross profit	13 081	13 117	2 901	2 944	2 027	2 042	463	54	18 472	18 157	1 322	1 367			19 794	19 524

Marketing & Sales	-4 078	-4 130	-1 223	-1 202	-875	-823		1	-6 176	-6 154	-932	-960			-7 108	-7 114

Research & Development	-3 513	-3 493	-466	-485	-409	-391			-4 388	-4 369	-430	-367			-4 818	-4 736

General & Administration	-493	-516	-313	-290	-188	-182	-293	-279	-1 287	-1 267	-221	-225			-1 508	-1 492

Other income	301	326	29	9	45	27	68	187	443	549	911	89	-7	-5	1 347	633

Other expense	-671	-208	-77	-167	-74	-163	-243	-286	-1 065	-824	-65	-130	7	5	-1 123	-949

Operating income	4 627	5 096	851	809	526	510	-5	-323	5 999	6 092	585	-226			6 584	5 866

as % of net sales	28.9%	31.9%	15.6%	15.3%	11.3%	11.4%			23.0%	23.6%	23.0%	-8.3%			23.0%	20.6%

Income from associated companies					1	1	399	281	400	282	3	3			403	285

Interest expense									-334	-350					-334	-350

Other financial income and expense									-81	12					-81	12

Income before taxes									5 984	6 036	588	-223			6 572	5 813

Taxes									-807	-901	-212	58			-1 019	-843

Net income									5 177	5 135	376	-165			5 553	4 970

Discontinuing operations – Segmentation – Second quarter

	Reported Vaccines [1]		Consumer Health		Transfers to continuing Corporate [2]		Corporate (including eliminations)		Discontinuing operations

	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m

Net sales to third parties of discontinuing operations	240	411	1 050	1 004					1 290	1 415

Sales to other segments	19	19	3	2			1		23	21

Net sales of segments of discontinuing operations	259	430	1 053	1 006			1		1 313	1 436

Other revenues	8	67	8	11		-12			16	66

Cost of goods sold	-206	-327	-415	-445		1	-1		-622	-771

Gross profit of discontinuing operations	61	170	646	572		-11	0		707	731

Marketing & Sales	-70	-88	-393	-404					-463	-492

Research & Development	-128	-117	-80	-75					-208	-192

General & Administration	-25	-35	-80	-77					-105	-112

Other income	1	16	5	13			5	8	11	37

Other expense	-14	-29	-10			1	-7	-7	-31	-35

Operating loss of discontinuing operations	-175	-83	88	29		-10	-2	1	-89	-63

as % of net sales	-72.9%	-20.2%	8.4%	2.9%					-6.9%	-4.5%

Income from associated companies	2	3							2	3

Loss before taxes of discontinuing operations									-87	-60

Taxes									-51	21

Net loss of discontinuing operations									-138	-39

[1] 2013 includes the divested blood transfusion diagnostics unit
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis. Cost of goods sold include expenses related to a Vaccines production plant which will be retained by Novartis.

Discontinuing operations – Segmentation – First half

	Reported Vaccines [1]		Consumer Health		Transfers to continuing Corporate [2]		Corporate (including eliminations)		Discontinuing operations

	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m

Net sales to third parties of discontinuing operations	455	738	2 090	1 991					2 545	2 729

Sales to other segments	31	29	6	5			1		38	34

Net sales of segments of discontinuing operations	486	767	2 096	1 996			1		2 583	2 763

Other revenues	17	128	17	18		-26			34	120

Cost of goods sold	-445	-648	-849	-871		3	-1		-1 295	-1 516

Gross profit of discontinuing operations	58	247	1 264	1 143		-23	0		1 322	1 367

Marketing & Sales	-140	-164	-792	-796					-932	-960

Research & Development	-268	-221	-162	-146					-430	-367

General & Administration	-56	-70	-165	-155					-221	-225

Other income	889	26	12	53			10	10	911	89

Other expense	-20	-58	-28	-59		2	-17	-15	-65	-130

Operating income/loss of discontinuing operations	463	-240	129	40		-21	-7	-5	585	-226

as % of net sales	101.8%	-32.5%	6.2%	2.0%					23.0%	-8.3%

Income from associated companies	3	3							3	3

Income/loss before taxes of discontinuing operations									588	-223

Taxes									-212	58

Net income/loss of discontinuing operations									376	-165

[1] 2013 includes the divested blood transfusion diagnostics unit
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis. Cost of goods sold include expenses related to a Vaccines production plant which will be retained by Novartis.

Discontinuing operations – Condensed balance sheet

	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m

Assets
Property, plant & equipment	2 015	145

Goodwill and other intangible assets	2 897	358

Financial and other non-current assets	204	10

Inventories	1 389	87

Trade receivables and other current assets	1 367	159

Total assets related to discontinuing operations	7 872	759

Liabilities
Other non-current liabilities	757

Trade payables and other current liabilities	1 466	50

Total liabilities related to discontinuing operations	2 223	50

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of June 30, 2014 and December 31, 2013. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2013 Annual Report, published on January 29, 2014.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m	June 30, 2014 (unaudited) USD m	Dec 31, 2013 (audited) USD m

Debt securities	299	294	29	29					328	323

Equity securities	15	21				26			15	47

Fund investments	28				9	11			37	11

Total available-for-sale marketable securities	342	315	29	29	9	37			380	381

Time deposits with original maturity more than 90 days								1 931		1 931

Derivative financial instruments			18	121					18	121

Accrued interest on debt securities							3	5	3	5

Total marketable securities, time deposits and derivative financial instruments	342	315	47	150	9	37	3	1 936	401	2 438

Available-for-sale financial investments	501	441			308	366			809	807

Fund investments					57	52			57	52

Long-term loans and receivables, advances, security deposits							691	619	691	619

Financial investments and long-term loans from continuing operations	501	441			365	418	691	619	1 557	1 478

Available-for-sale financial investments	22	17							22	17

Long-term loans and receivables, advances, security deposits							15	28	15	28

Financial investments and long-term loans from discontinuing operations	22	17					15	28	37	45

Total financial investments and long-term loans	523	458			365	418	706	647	1 594	1 523

Associated companies					196				196

Total associated companies at fair value through profit or loss					196				196

Contingent consideration					-518	-572			-518	-572

Derivative financial instruments			-92	-103					-92	-103

Total financial liabilities at fair value			-92	-103	-518	-572			-610	-675

With effect from January 1, 2014, in order to have consistent valuation methods for all venture capital fund investments, the Group has commenced valuing its fund investments with a voting share interest in excess of 20%, at fair value instead of using the equity method of accounting. For reasons of materiality this new accounting policy is applied prospectively. Apart from this change, there were no other changes in the first half year in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 15.7 billion at June 30, 2014 (USD 13.5 billion at December 31, 2013) compared to the balance sheet value of USD 14.8 billion (USD 12.9 billion at December 31, 2013). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 1.6 billion at June 30, 2014 (USD 1.5 billion at December 31, 2013).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of July 16, 2014 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report.

Investigations and related litigations

 Southern District of New York (SDNY) specialty pharmacies investigation and litigation
 In April 2013 and January 2014, the US government brought civil complaints in intervention to a qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court for the SDNY which are related to a previously disclosed 2012 investigation of the United States Attorney’s Office for the SDNY into NPC’s interactions with certain specialty pharmacies concerning in particular Myfortic, Exjade, Gleevec, Tasigna and TOBI. The complaints assert Federal False Claims Act and common law claims related to alleged unlawful contractual discounts and rebates to pharmacies for Myfortic and Exjade and patient referrals to a specialty pharmacy in connection with NPC medication adherence activities for Exjade. They seek unspecified damages, which according to the complaints are “substantial”, treble damages and civil penalties of USD 11,000 per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In January 2014, eleven states filed three complaints in intervention asserting similar claims related to Exjade. The qui tam relator served on NPC an amended complaint also asserting similar claims with respect to Myfortic and Exjade, as well as claims involving Tasigna, Gleevec and TOBI that the federal and various state governments declined to pursue. NPC vigorously contests all government and relator claims, both as to alleged liability and amount of damages and penalties.

Lucentis /Avastin® matters
 In a previously disclosed 2013 competition investigation, the Italian Competition Authority (ICA) issued a decision in March 2014 that F. Hoffmann-La Roche AG, Roche S.p.A., Novartis Farma S.p.A. and Novartis AG colluded to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. The ICA imposed a fine equivalent to USD 125 million on Novartis AG and Novartis Farma S.p.A. and a fine on two Roche entities equivalent to USD 122 million. Novartis appealed the ICA decision in May 2014. In June 2014, Novartis received a letter from the Italian Ministry of Health (MoH) indicating that it intends to seek the equivalent of USD 1.56 billion in damages from Novartis and Roche entities based on these allegations. No court proceedings have been filed to date. Novartis has responded to the MoH that it intends to vigorously contest the claim.

In April 2014, the French Competition Authority carried out an investigation on the premises of Novartis Groupe France and Roche with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated for the treatment of wet age-related macular degeneration.

Italy investigations
 In January 2014, the ICA opened an investigation to assess whether Novartis Farma S.p.A. and Italfarmaco S.p.A. colluded on the supply of octreotide acetate (Sandostatin LAR and Longastatina® LAR, respectively) to prevent competition in tenders issued by the regions of Emilia Romagna, Veneto and Lombardia.

In June 2014, the public prosecutor of Siena initiated a criminal investigation of Novartis Vaccines and Diagnostics S.r.l. with respect to allegations that the transfer price of the adjuvant MF59 was unlawfully marked up. The investigation concerns whether the Focetria and Fluad vaccines sold to the government were over-priced and whether the Italian Ministry of Health paid an inflated amount in a dispute settlement relating to the supply of Focetria during the 2009 flu pandemic.

Japan investigations
 As previously disclosed, a comprehensive investigation with external specialists launched by Novartis Pharma K.K. (NPKK) in April 2013 identified that two former employees of NPKK were not appropriately identified as NPKK employees in the trial publications for five post-registration investigator initiated trials (IITs) regarding valsartan. In September 2013, the Japanese Ministry of Health, Labor and Welfare (MHLW) published a draft interim report in which it required further actions, including investigations by the government into allegations of exaggerated advertising. In July 2014, the Tokyo District Public Prosecutor Office indicted a former NPKK employee, and also NPKK under the dual liability concept in Japanese law, for alleged manipulation of data in a sub-analysis publication of the Kyoto Heart Study regarding valsartan. The charge against NPKK is subject to a maximum fine of JPY 2 million. Novartis is cooperating fully with the authorities.

Also in January 2014, allegations of inappropriate involvement of NPKK representatives in a nilotinib IIT being conducted by the University of Tokyo Hospital were raised in the media. In February 2014, NPKK established an External Investigation Committee (EIC) to clarify the actual involvement in the IIT as well as the root cause and provide a proposal for preventing recurrence. In April 2014, the EIC issued its final report finding various instances of improper conduct, including breaches of patient confidentiality, document destruction and failure to report adverse events, which NPKK has shared with the MHLW. Novartis notified all competent health authorities worldwide about the adverse events issue, and several have requested additional information and clarification from Novartis. In addition to taking remedial action, Novartis is also conducting a comprehensive review of NPKK’s conduct and business practices related to IITs and the other above issues in Japan to prevent recurrence of the problems, and has released new global guidelines for IITs.

The MHLW stated it will issue new guidelines governing the conduct of IITs in Japan, and it is in the process of determining sanctions against NPKK for the above conduct which could potentially include a business improvement order and a temporary suspension of certain business activities.

Product liability matters

 Zometa /Aredia product liability litigation
 As previously disclosed, NPC is a defendant in approximately 549 remaining cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. From the outset of the litigation, approximately 325 cases have been dismissed on pre-trial summary judgment or other dismissal, of which 15 remain on appeal.

Through the end of the second quarter of 2014, judgment has been entered in favor of NPC in nine jury trials, seven of which are final, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. In the centralized proceedings, juries awarded compensatory damages (averaging approximately USD 0.7 million in each case), no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. Four of the verdicts in favor of plaintiffs in the centralized litigation are not final given remaining post-trial and appeal options in each.

Further trials are scheduled in 2014. Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive for other cases. The cases are being vigorously defended.

Arbitration

 Fanapt® arbitration
 In May 2014, Vanda Pharmaceuticals Inc. (Vanda) commenced an arbitration against Novartis Pharma AG relating to the licensing of Fanapt®, seeking an award of approximately USD 539 million. Novartis Pharma AG is vigorously defending the arbitration as well as prosecuting counterclaims against Vanda.

Other Matters

 Average Wholesale Price (AWP) litigation
 Claims by various US state governmental entities are pending against various pharmaceutical companies, including certain Sandoz entities and NPC, which were previously disclosed and allege that the companies fraudulently overstated the AWP. In the second quarter of 2014, Sandoz reached a settlement of the Illinois claims against it for USD 63 million.

Qui tam action
 In 2006, NPC received a subpoena from the US government seeking certain information regarding the marketing and promotion of Xolair. The investigation, which was previously disclosed, was prompted by a qui tam complaint filed in the District of Massachusetts (D. Mass.) in 2006, asserting various federal False Claims Act and state claims relating to certain alleged improper marketing practices involving Xolair. In addition to the 2006 suit, relator complaints were filed in D. Mass. in 2010 and 2012 against various Novartis, Genentech and Roche entities, containing allegations similar to those in the 2006 complaint. In 2011, the investigation was closed and the US and various state governments declined to intervene in the relators’ allegations. The relator complaints in combination claim more than USD 1.5 billion in alleged treble damages, civil penalties and disgorgement of profits. Novartis denies the allegations both as to the merits and the monetary claims and intends to vigorously contest these actions, which are at an early stage.

Consumer class actions
 As previously disclosed, between November 2012 and December 2013, four putative consumer fraud class action litigations regarding eye drop products were commenced against Alcon (and in two cases Sandoz) in the Southern District of Illinois, the Eastern District of Missouri and the Southern District of Florida. The cases in the Eastern District of Missouri and Southern District of Florida have been dismissed. One additional case was filed against Alcon and Sandoz in the District of Massachusetts. These cases are being vigorously defended, both on the merits and with respect to class certification.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2013. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent event

On July 16, 2014, Novartis announced that it would divest its 43% stake in LTS Lohmann Therapie-Systeme AG (LTS). The transaction, which requires regulatory approvals and other customary conditions, is expected to close this year, at which time it is anticipated that Novartis will realize an after-tax gain of approximately USD 0.4 billion.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other income and expense items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinuing operations		Total

	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m	Q2 2014 USD m	Q2 2013 USD m

IFRS Operating income	2 406	2 557	471	397	244	259	63	-180	3 184	3 033	-89	-63	3 095	2 970

Adjustment for divested blood transfusion diagnostics unit												-47		-47

Operating income excl. Diagnostics	2 406	2 557	471	397	244	259	63	-180	3 184	3 033	-89	-110	3 095	2 923

Amortization of intangible assets	71	69	515	494	104	101	1	2	691	666	17	56	708	722

Impairments

Intangible assets	27	1	2	37		1			29	39		7	29	46

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1	1							1	1			1	1

Other property, plant & equipment	1	3	-1	3		-1	22		22	5			22	5

Financial assets	12	2					11	29	23	31		6	23	37

Total impairment charges	41	7	1	40			33	29	75	76		13	75	89

Acquisition or divestment related items

- Income			3						3		1		4

- Expense				82						82				82

Total acquisition or divestment related items, net			3	82					3	82	1		4	82

Other exceptional items

Exceptional divestment gains	-22	-146							-22	-146			-22	-146

Restructuring items

- Income	-14	-12	-9		-3				-26	-12	-4		-30	-12

- Expense	79	13	40	6	6				125	19	9	2	134	21

Legal-related items

- Expense	125								125				125

Additional exceptional income	-96	-16					-242		-338	-16			-338	-16

Additional exceptional expense	3		10	6			29	23	42	29	4		46	29

Total other exceptional items	75	-161	41	12	3		-213	23	-94	-126	9	2	-85	-124

Total adjustments	187	-85	560	628	107	101	-179	54	675	698	27	71	702	769

Core operating income	2 593	2 472	1 031	1 025	351	360	-116	-126	3 859	3 731	-62	-39	3 797	3 692

as % of net sales	31.6%	30.4%	36.6%	37.5%	15.1%	16.2%			28.9%	28.5%	-4.8%	-2.8%	25.9%	25.5%

Income from associated companies					2	1	183	170	185	171	2	3	187	174

Core adjustments to income from associated companies, net of tax							51	47	51	47			51	47

Interest expense									-166	-175			-166	-175

Other financial income and expense[1]									-56	5			-56	5

Taxes (adjusted for above items)									-538	-575	8	20	-530	-555

Core net income									3 335	3 204	-52	-16	3 283	3 188

Core net income attributable to shareholders									3 304	3 171	-51	-15	3 253	3 156

Core EPS (USD)									1.36	1.29	-0.02		1.34	1.29

[1] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinuing operations		Total

	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m	H1 2014 USD m	H1 2013 USD m

IFRS Operating income	4 627	5 096	851	809	526	510	-5	-323	5 999	6 092	585	-226	6 584	5 866

Adjustment for divested blood transfusion diagnostics unit												-94		-94

Operating income excl. Diagnostics	4 627	5 096	851	809	526	510	-5	-323	5 999	6 092	585	-320	6 584	5 772

Amortization of intangible assets	140	138	1 026	974	206	202	2	3	1 374	1 317	73	111	1 447	1 428

Impairments

Intangible assets	30	2	2	37		1			32	40		7	32	47

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	12	1							12	1	-2	33	10	34

Other property, plant & equipment	1	3	-1	3	2	-2	22		24	4			24	4

Financial assets	13	2					14	33	27	35		8	27	43

Total impairment charges	56	8	1	40	2	-1	36	33	95	80	-2	48	93	128

Acquisition or divestment related items

- Income											-878		-878

- Expense				135						135				135

Total acquisition or divestment related items, net				135						135	-878		-878	135

Other exceptional items

Exceptional divestment gains	-35	-187							-35	-187			-35	-187

Restructuring items

- Income	-17	-12	-9		-3				-29	-12	-4		-33	-12

- Expense	334	24	54	11	7	1			395	36	19	20	414	56

Legal-related items

- Income											-2		-2

- Expense	125					79			125	79			125	79

Additional exceptional income	-101	-22		-12			-242	-75	-343	-109			-343	-109

Additional exceptional expense	3		33	12			42	41	78	53	4		82	53

Total other exceptional items	309	-197	78	11	4	80	-200	-34	191	-140	17	20	208	-120

Total adjustments	505	-51	1 105	1 160	212	281	-162	2	1 660	1 392	-790	179	870	1 571

Core operating income	5 132	5 045	1 956	1 969	738	791	-167	-321	7 659	7 484	-205	-141	7 454	7 343

as % of net sales	32.1%	31.5%	35.8%	37.1%	15.9%	17.7%			29.3%	29.0%	-8.1%	-5.2%	26.0%	25.8%

Income from associated companies					1	1	399	281	400	282	3	3	403	285

Core adjustments to income from associated companies, net of tax							128	167	128	167			128	167

Interest expense									-334	-350			-334	-350

Other financial income and expense[1]									-81	56			-81	56

Taxes (adjusted for above items)									-1 104	-1 154	29	50	-1 075	-1 104

Core net income									6 668	6 485	-173	-88	6 495	6 397

Core net income attributable to shareholders									6 610	6 427	-172	-86	6 438	6 341

Core EPS (USD)									2.71	2.63	-0.07	-0.04	2.64	2.59

[1] 2013 adjusted for USD 44 million devaluation loss.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Second quarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	Q2 2014 Core results	Q2 2013 Core results excl. Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	10 278	690			-260	10 708	10 568

Operating income	3 095	708	75	4	-85	3 797	3 692

Income before taxes	3 060	759	75	4	-85	3 813	3 743

Taxes[6]	-475					-530	-555

Net income	2 585					3 283	3 188

EPS (USD)[7]	1.05					1.34	1.29

The following are adjustments to arrive at Core Gross Profit

Other revenues	554				-302	252	170

Cost of goods sold	-4 913	690			42	-4 181	-3 956

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 651				3	-3 648	-3 646

Research & Development	-2 386	17	29		10	-2 330	-2 374

General & Administration	-743				7	-736	-721

Other income	214		-1	4	-91	126	104

Other expense	-617	1	47		246	-323	-239

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	187	51				238	221

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 51 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014 and the Alcon reclassification of a reversal of a restructuring provision to Other exceptional items.

[4] Other exceptional items: Other revenues includes an amount for a commercial settlement; Cost of goods sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Research & Development includes restructuring charges; Other income includes divestment related gains, an insurance recovery net of a deferred amount, a partial reversal of a legal expense provision and a reduction in restructuring charge provisions; Other expense includes restructuring provision charges, charges for transforming IT and finance processes and an expense related to Lucentis in Italy.

[5] 2013 figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 753 million to arrive at the core results before tax amounts to USD 55 million. The average tax rate on the adjustments is 7.3% since the estimated full year tax charge has been applied to the pre-tax income of the quarter.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	H1 2014 Core results	H1 2013 Core results excl. Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	19 794	1 411			-212	20 993	20 796

Operating income	6 584	1 447	93	-878	208	7 454	7 343

Income before taxes	6 572	1 575	93	-878	208	7 570	7 501

Taxes[6]	-1 019					-1 075	-1 104

Net income	5 553					6 495	6 397

EPS (USD)[7]	2.26					2.64	2.59

The following are adjustments to arrive at Core Gross Profit

Other revenues	771				-302	469	320

Cost of goods sold	-9 636	1 411			90	-8 135	-7 757

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-7 108				9	-7 099	-7 093

Research & Development	-4 818	34	32		26	-4 726	-4 653

General & Administration	-1 508				24	-1 484	-1 471

Other income	1 347		-4	-878	-112	353	348

Other expense	-1 123	2	65		473	-583	-584

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	403	128				531	452

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes USD 128 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income and Other expense include principally net impairment charges or reversals related to intangible assets, property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.
[4] Other exceptional items: Other revenues includes an amount for a commercial settlement; Cost of goods sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Research & Development also includes restructuring charges; Other income includes divestment related gains, an insurance recovery net of a deferred amount, a partial reversal of a legal expense provision and a reduction in restructuring charge provisions; Other expense includes restructuring provision charges, charges for transforming IT and finance processes and an expense related to Lucentis in Italy.

[5] 2013 figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.
[6] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 998 million to arrive at the core results before tax amounts to USD 56 million. The average tax rate on the adjustments is 5.6 % since the estimated full year tax charge has been applied to the pre-tax income of the quarter.

[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Second quarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q2 2014 Core results	Q2 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 638	59			28	6 725	6 707

Operating income	2 406	71	41		75	2 593	2 472

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 778	59			28	-1 691	-1 595

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 742	12	27		10	-1 693	-1 770

Other income	204				-132	72	45

Other expense	-337		14		169	-154	-125

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: Cost of goods sold and Research & Development include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes an insurance recovery from Corporate related to exchange risks as well as additional gains from significant divestments recorded in prior years; Other expense include mostly restructuring charges and an expense related to Lucentis in Italy.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	H1 2014 Core results	H1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	13 081	118			61	13 260	13 236

Operating income	4 627	140	56		309	5 132	5 045

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 354	118			61	-3 175	-3 119

The following are adjustments to arrive at Core Operating Income

Research & Development	-3 513	22	30		26	-3 435	-3 466

Other income	301				-151	150	120

Other expense	-671		26		373	-272	-199

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: Cost of goods sold and Research & Development include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes an insurance recovery from Corporate related to exchange risks as well as additional gains from significant divestments recorded in prior years; Other expense include mostly restructuring charges and an expense related to Lucentis in Italy.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Secondquarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	Q2 2014 Core results	Q2 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 531	514			8	2 053	2 021

Operating income	471	515	1	3	41	1 031	1 025

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 305	514			8	-783	-733

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-626				3	-623	-626

Research & Development	-234	1	2			-231	-225

General & Administration	-152				7	-145	-132

Other income	16		-1	3	-12	6	4

Other expense	-64				35	-29	-17

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes a reversal of impairment charges related to property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes the reclassification of a reversal of a restructuring provision to Other exceptional items.
[4] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items [3]	H1 2014 Core results	H1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 901	1 024			19	3 944	3 920

Operating income	851	1 026	1		78	1 956	1 969

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 598	1 024			19	-1 555	-1 421

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-1 223				9	-1 214	-1 202

Research & Development	-466	2	2			-462	-455

General & Administration	-313				24	-289	-278

Other income	29		-1		-12	16	9

Other expense	-77				38	-39	-25

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects; Other income includes a reversal of impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Secondquarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [2]	Q2 2014 Core results	Q2 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 010	102			2	1 114	1 075

Operating income	244	104			3	351	360

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 404	102			2	-1 300	-1 225

The following are adjustments to arrive at Core Operating Income

Research & Development	-202	2				-200	-199

Other income	20				-3	17	19

Other expense	-45				4	-41	-41

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to Venezuela and other Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges in Germany.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	H1 2014 Core results	H1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 027	204			3	2 234	2 246

Operating income	526	206	2		4	738	791

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 776	204			3	-2 569	-2 384

The following are adjustments to arrive at Core Operating Income

Research & Development	-409	2				-407	-391

Other income	45		-1		-3	41	25

Other expense	-74		3		4	-67	-84

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other income includes a reversal of impairment charges related to property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to Venezuela and other Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges in Germany.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – Second quarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	Q2 2014 Core results	Q2 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	392				-302	90	39

Operating income / loss	63	1	33		-213	-116	-126

The following are adjustments to arrive at Core Gross Profit

Other revenues	378				-302	76	12

The following are adjustments to arrive at Core Operating Income

Other income	-33				60	27	2

Other expense	-144	1	33		29	-81	-26

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: Other revenues includes an amount for a commercial settlement; Other income includes the insurance recovery transferred to Pharmaceuticals net of a deferred amount; Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	H1 2014 Core results	H1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	463				-302	161	54

Operating loss	-5	2	36		-200	-167	-321

The following are adjustments to arrive at Core Gross Profit

Other revenues	421				-302	119	25

The following are adjustments to arrive at Core Operating Income

Other income	68				60	128	112

Other expense	-243	2	36		42	-163	-209

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[3] Other exceptional items: Other revenues includes an amount for a commercial settlement; Other income includes the insurance recovery transferred to Pharmaceuticals net of a deferred amount; Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinuing operations – Second quarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items [3]	Q2 2014 Core results	Q2 2013 Core results excl. Diagnostics [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	707	15			4	726	727

Operating loss	-89	17		1	9	-62	-39

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-622	15			4	-603	-593

The following are adjustments to arrive at Core Operating Income

Research & Development	-208	2				-206	-180

Other income	11			1	-4	8	37

Other expense	-31				9	-22	-34

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the partial reversal of a legal provision.

[4] 2013 figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinuing operations – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges [3]	Other exceptional items [4]	H1 2014 Core results	H1 2013 Core results excl. Diagnostics [5]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 322	65			7	1 394	1 340

Operating income / loss	585	73	-2	-878	17	-205	-141

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 295	65			7	-1 223	-1 180

The following are adjustments to arrive at Core Operating Income

Research & Development	-430	8				-422	-341

Other income	911		-2	-878	-6	25	87

Other expense	-65				16	-49	-73

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other income includes a reduction of an impairment charge for property, plant and equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.
[4] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the partial reversal of a legal provision.

[5] 2013 figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – Second quarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items [3]	Q2 2014 Core results	Q2 2013 Core results excl. Diagnostics [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	61	12				73	122

Operating loss	-175	14		1	3	-157	-91

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-206	12				-194	-180

The following are adjustments to arrive at Core Operating Income

Research & Development	-128	2				-126	-104

Other income	1			1		2	16

Other expense	-14				3	-11	-17

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other income includes an adjustment to the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.

[3] Other exceptional items: Other expense includes professional service fees related to the portfolio transformation.
[4] 2013 figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges [2]	Other exceptional items [3]	H1 2014 Core results	H1 2013 Core results excl. Diagnostics [4]
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	58	49				107	151

Operating income / loss	463	57		-878	3	-355	-264

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-445	49				-396	-356

The following are adjustments to arrive at Core Operating loss

Research & Development	-268	8				-260	-195

Other income	889			-878		11	24

Other expense	-20				3	-17	-40

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014.
[3] Other exceptional items: Other expense includes professional service fees related to the portfolio transformation.
[4] 2013 figures exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Second quarter

	Q2 2014 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [2]	Q2 2014 Core results	Q2 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	646	3			4	653	605

Operating income	88	3			6	97	52

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-415	3			4	-408	-412

The following are adjustments to arrive at Core Operating Income

Other income	5				-4	1	13

Other expense	-10				6	-4	-10

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – First half

	H1 2014 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items [3]	H1 2014 Core results	H1 2013 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 264	16			7	1 287	1 190

Operating income	129	16	-2		14	157	128

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-849	16			7	-826	-824

The following are adjustments to arrive at Core Operating Income

Other income	12		-2		-6	4	53

Other expense	-28				13	-15	-18

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other income includes a reduction of an impairment charge for property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites and the partial reversal of a legal expense provision.

Condensed consolidated changes in net debt

Second quarter

	Q2 2014 USD m	Q2 2013 USD m

Change in cash and cash equivalents	-373	-629

Change in marketable securities, commodities, financial debt and financial derivatives	768	1 917

Reduction in net debt	395	1 288

Net debt at April 1	-13 490	-14 909

Net debt at June 30	-13 095	-13 621

First half

	H1 2014 USD m	H1 2013 USD m

Change in cash and cash equivalents	110	-1 475

Change in marketable securities, commodities, financial debt and financial derivatives	-4 409	-539

Increase in net debt	-4 299	-2 014

Net debt at January 1	-8 796	-11 607

Net debt at June 30	-13 095	-13 621

Components of net debt

	June 30, 2014 USD m	June 30, 2013 USD m

Current financial debts and derivative financial instruments	-7 556	-7 256

Non-current financial debts	-12 874	-11 615

Less liquidity:

Cash and cash equivalents	6 797	4 077

Marketable securities, commodities and derivative financial instruments	538	1 173

Net debt at June 30	-13 095	-13 621

Share information

	June 30, 2014	June 30, 2013

Number of shares outstanding	2 426 206 402	2 447 415 490

Registered share price (CHF)	80.30	67.10

ADR price (USD)	90.53	70.71

Market capitalization (USD billion)	218.6	173.4

Market capitalization (CHF billion)	194.8	164.2

Free cash flow

Second quarter

	Q2 2014 USD m	Q2 2013 USD m	Change USD m

Operating income from continuing operations	3 184	3 033	151

Reversal of non-cash items
Depreciation, amortization and impairments	1 175	1 118	57

Change in provisions and other non-current liabilities	464	245	219

Other	108	26	82

Operating income adjusted for non-cash items	4 931	4 422	509

Interest and other financial receipts	-18	63	-81

Interest and other financial payments	-230	-214	-16

Taxes paid	-544	-644	100

Payments out of provisions and other net cash movements in non-current liabilities	-309	-246	-63

Change in inventory and trade receivables less trade payables	-144	-422	278

Change in other net current assets and other operating cash flow items	-108	-340	232

Cash flows from operating activities from continuing operations	3 578	2 619	959

Purchase of property, plant & equipment	-644	-633	-11

Purchase of intangible, financial and other non-current assets	-318	-186	-132

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	77	127	-50

Free cash flow from continuing operations	2 693	1 927	766

Free cash flow from discontinuing operations	-280	-142	-138

Total free cash flow	2 413	1 785	628

First half

	H1 2014 USD m	H1 2013 USD m	Change USD m

Operating income from continuing operations	5 999	6 092	-93

Reversal of non-cash items
Depreciation, amortization and impairments	2 293	2 154	139

Change in provisions and other non-current liabilities	811	329	482

Other	278	182	96

Operating income adjusted for non-cash items	9 381	8 757	624

Interest and other financial receipts	561	521	40

Interest and other financial payments	-398	-381	-17

Taxes paid	-1 226	-1 126	-100

Payments out of provisions and other net cash movements in non-current liabilities	-480	-449	-31

Change in inventory and trade receivables less trade payables	-1 821	-2 424	603

Change in other net current assets and other operating cash flow items	-761	-500	-261

Cash flows from operating activities from continuing operations	5 256	4 398	858

Purchase of property, plant & equipment	-1 126	-1 096	-30

Purchase of intangible, financial and other non-current assets	-444	-327	-117

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	159	202	-43

Free cash flow from continuing operations	3 845	3 177	668

Free cash flow from discontinuing operations	-667	-94	-573

Total free cash flow	3 178	3 083	95

Supplementary tables: Second quarter 2014  – Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	541	7	658	-5	1 199	1	0

Diovan/Co–Diovan	Primary Care	Hypertension	366	-19	377	-19	743	-20	-19

Lucentis	Ophthalmics	Age-related macular degeneration			619	7	619	7	7

Gilenya	Neuroscience	Relapsing multiple sclerosis	284	11	322	48	606	29	28

Sandostatin	Oncology	Acromegaly	185	5	232	2	417	3	3

Afinitor/Votubia	Oncology	Breast cancer	194	21	190	29	384	25	25

Exforge	Primary Care	Hypertension	80	-14	290	2	370	-2	-2

Tasigna	Oncology	Chronic myeloid leukemia	131	24	242	14	373	18	18

Galvus	Primary Care	Diabetes			328	14	328	13	14

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	108	-11	138	-3	246	-6	-6

Exjade	Oncology	Iron chelator	74	10	170	1	244	4	4

Xolair[1]	Primary Care	Asthma			197	30	197	33	30

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	12	-20	167	-7	179	-8	-8

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain	1	0	160	-8	161	-9	-8

Myfortic	Integrated Hospital Care	Transplantation	36	-43	87	-16	123	-28	-27

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	88	-17	44	9	132	-10	-10

Comtan/Stalevo	Neuroscience	Parkinson’s disease	5	25	87	-7	92	-5	-6

Femara	Oncology	Breast cancer	4	0	87	-6	91	-6	-7

Tegretol	Established medicines	Epilepsy	25	39	71	5	96	12	12

Zortress/Certican	Integrated Hospital Care	Transplantation	14	100	67	22	81	31	30

Top 20 products total			2 148	0	4 533	3	6 681	2	2

Rest of portfolio			387	-18	1 131	1	1 518	-5	-4

Total Division sales			2 535	-3	5 664	3	8 199	1	1

[1] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Supplementary tables: First half 2014  – Net sales of the top 20 pharmaceutical products in 2014

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	961	5	1 335	-7	2 296	-2	-2

Diovan/Co–Diovan	Primary Care	Hypertension	780	-12	766	-17	1 546	-16	-15

Lucentis	Ophthalmics	Age-related macular degeneration			1 239	6	1 239	6	6

Gilenya	Neuroscience	Relapsing multiple sclerosis	544	9	614	55	1 158	30	30

Sandostatin	Oncology	Acromegaly	347	2	454	7	801	4	5

Afinitor/Votubia	Oncology	Breast cancer	369	13	372	32	741	21	22

Exforge	Primary Care	Hypertension	175	-2	558	3	733	1	2

Tasigna	Oncology	Chronic myeloid leukemia	247	22	463	18	710	19	19

Galvus	Primary Care	Diabetes			636	17	636	14	17

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	234	0	274	-6	508	-4	-3

Exjade	Oncology	Iron chelator	142	13	310	0	452	3	4

Xolair[1]	Primary Care	Asthma			370	27	370	28	27

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	26	-10	321	-7	347	-8	-7

Voltaren (excl. other divisions)	Established medicines	Inflammation/pain	2	100	307	-4	309	-7	-4

Myfortic	Integrated Hospital Care	Transplantation	79	-37	177	-5	256	-20	-17

Ritalin/Focalin	Established medicines	Attention deficit/ hyperactivity disorder	162	-25	80	9	242	-17	-17

Comtan/Stalevo	Neuroscience	Parkinson’s disease	13	-7	176	-3	189	-4	-3

Femara	Oncology	Breast cancer	9	0	176	-3	185	-5	-3

Tegretol	Established medicines	Epilepsy	43	30	133	1	176	4	7

Zortress/Certican	Integrated Hospital Care	Transplantation	25	92	131	24	156	30	32

Top 20 products total			4 158	0	8 892	4	13 050	2	3

Rest of portfolio			785	-20	2 171	-2	2 956	-9	-8

Total Division sales			4 943	-4	11 063	3	16 006	0	1

[1] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).

Pharmaceuticals net sales by business franchise – Second quarter

	Q2 2014 USD m	Q2 2013 USD m	% change USD	% change cc

Primary Care
Onbrez Breezhaler/Arcapta Neohaler	56	47	19	18

Seebri Breezhaler	37	12	208	189

Ultibro Breezhaler	22	0	nm	nm

Subtotal COPD[1] portfolio	115	59	95	91

Galvus	328	289	13	14

Xolair[2]	197	148	33	30

TOBI	62	107	-42	-42

Other	18	10	80	81

Total strategic franchise products	720	613	17	17

Diovan	743	928	-20	-19

Exforge	370	377	-2	-2

Tekturna/Rasilez	54	86	-37	-38

Other	316	310	2	2

Total Established medicines	1 483	1 701	-13	-12

Total Primary Care products	2 203	2 314	-5	-5

Oncology
Gleevec/Glivec	1 199	1 190	1	0

Tasigna	373	315	18	18

Subtotal Bcr-Abl franchise	1 572	1 505	4	4

Sandostatin	417	404	3	3

Afinitor/Votubia	384	308	25	25

Exjade	244	234	4	4

Femara	91	97	-6	-7

Zometa	76	160	-53	-52

Jakavi	69	33	109	100

Proleukin	24	21	14	16

Zykadia	7	0	nm	nm

Other	67	56	20	17

Total Oncology products	2 951	2 818	5	4

Specialty - Neuroscience
Gilenya	606	468	29	28

Exelon/Exelon Patch	246	263	-6	-6

Comtan/Stalevo	92	97	-5	-6

Extavia	44	42	5	4

Other	15	17	-12	-10

Total strategic franchise products	1 003	887	13	12

Established medicines	108	108	0	2

Total Neuroscience products	1 111	995	12	11

Specialty - Ophthalmics
Lucentis	619	576	7	7

Other	17	16	6	4

Total Opthalmics products	636	592	7	7

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	179	194	-8	-8

Myfortic	123	170	-28	-27

Zortress/Certican	81	62	31	30

Ilaris	47	27	74	73

Other	42	40	5	5

Total strategic franchise products	472	493	-4	-4

Everolimus stent drug	43	81	-47	-50

Established medicines	257	294	-13	-13

Total IHC products	772	868	-11	-11

Established medicines - additional products
Voltaren (excl. other divisions)	161	177	-9	-8

Ritalin/Focalin	132	146	-10	-10

Tegretol	96	86	12	12

Trileptal	72	66	9	12

Foradil	49	46	7	8

Other	16	13	23	22

Total additional products	526	534	-1	-1

Total strategic franchise products	5 782	5 403	7	6

Total established medicines and additional products	2 417	2 718	-11	-11

Total Division net sales	8 199	8 121	1	1

[1] Chronic Obstructive Pulmonary Disease
[2] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Pharmaceuticals net sales by business franchise – First half

	H1 2014 USD m	H1 2013 USD m	% change USD	% change cc

Primary Care
Onbrez Breezhaler/Arcapta Neohaler	109	90	21	21

Seebri Breezhaler	67	18	272	265

Ultibro Breezhaler	36	0	nm	nm

Subtotal COPD[1] portfolio	212	108	96	95

Galvus	636	556	14	17

Xolair[2]	370	289	28	27

TOBI	148	190	-22	-22

Other	28	21	33	38

Total strategic franchise products	1 394	1 164	20	21

Diovan	1 546	1 846	-16	-15

Exforge	733	725	1	2

Tekturna/Rasilez	108	154	-30	-30

Other	616	641	-4	-3

Total Established medicines	3 003	3 366	-11	-9

Total Primary Care products	4 397	4 530	-3	-2

Oncology
Gleevec/Glivec	2 296	2 333	-2	-2

Tasigna	710	599	19	19

Subtotal Bcr-Abl franchise	3 006	2 932	3	2

Sandostatin	801	772	4	5

Afinitor/Votubia	741	611	21	22

Exjade	452	437	3	4

Femara	185	194	-5	-3

Zometa	150	402	-63	-62

Jakavi	126	68	85	80

Proleukin	37	43	-14	-14

Zykadia	7	0	nm	nm

Other	123	112	10	8

Total Oncology products	5 628	5 571	1	1

Specialty - Neuroscience
Gilenya	1 158	889	30	30

Exelon/Exelon Patch	508	529	-4	-3

Comtan/Stalevo	189	197	-4	-3

Extavia	89	83	7	5

Other	32	36	-11	-8

Total strategic franchise products	1 976	1 734	14	14

Established medicines	206	220	-6	-3

Total Neuroscience products	2 182	1 954	12	12

Specialty - Ophthalmics
Lucentis	1 239	1 172	6	6

Other	34	33	3	5

Total Opthalmics products	1 273	1 205	6	6

Specialty - Integrated Hospital Care (IHC)
Neoral/Sandimmun	347	376	-8	-7

Myfortic	256	319	-20	-17

Zortress/Certican	156	120	30	32

Ilaris	89	51	75	74

Other	85	81	5	7

Total strategic franchise products	933	947	-1	0

Everolimus stent drug	108	161	-33	-36

Established medicines	509	595	-14	-14

Total IHC products	1 550	1 703	-9	-8

Established medicines - additional products
Voltaren (excl. other divisions)	309	332	-7	-4

Ritalin/Focalin	242	292	-17	-17

Tegretol	176	169	4	7

Trileptal	135	125	8	11

Foradil	96	102	-6	-2

Other	18	15	20	19

Total additional products	976	1 035	-6	-3

Total strategic franchise products	11 204	10 621	5	6

Total established medicines and additional products	4 802	5 377	-11	-9

Total Division net sales	16 006	15 998	0	1

[1] Chronic Obstructive Pulmonary Disease
[2] Revenue reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Integrated Hospital Care franchise).
nm = not meaningful

Net sales by region1 – Second quarter

	Q2 2014	Q2 2013	% change		Q2 2014	Q2 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 934	2 709	8	4	36	33

US	2 535	2 624	-3	-3	31	32

Asia/Africa/Australasia	1 976	2 015	-2	0	24	25

Canada and Latin America	754	773	-2	6	9	10

Total	8 199	8 121	1	1	100	100

Of which in Established Markets	6 145	6 169	0	-2	75	76

Of which in Emerging Growth Markets	2 054	1 952	5	9	25	24

Alcon

Europe	749	724	3	1	27	26

US	1 159	1 114	4	4	41	41

Asia/Africa/Australasia	617	605	2	4	22	22

Canada and Latin America	292	293	0	7	10	11

Total	2 817	2 736	3	4	100	100

Of which in Established Markets	2 092	2 054	2	1	74	75

Of which in Emerging Growth Markets	725	682	6	10	26	25

Sandoz

Europe	1 173	1 110	6	3	50	50

US	717	670	7	7	31	30

Asia/Africa/Australasia	292	277	5	7	13	13

Canada and Latin America	149	159	-6	-1	6	7

Total	2 331	2 216	5	4	100	100

Of which in Established Markets	1 704	1 608	6	4	73	73

Of which in Emerging Growth Markets	627	608	3	6	27	27

Vaccines[2]

Europe	84	111	-24	-29	35	40

US	66	71	-7	-8	28	26

Asia/Africa/Australasia	63	53	19	16	26	19

Canada and Latin America	27	42	-36	-26	11	15

Total	240	277	-13	-14	100	100

Of which in Established Markets	157	186	-16	-18	65	67

Of which in Emerging Growth Markets	83	91	-9	-7	35	33

Consumer Health

Europe	513	478	7	5	49	48

US	225	219	3	4	21	22

Asia/Africa/Australasia	207	207	0	3	20	21

Canada and Latin America	105	100	5	12	10	9

Total	1 050	1 004	5	5	100	100

Of which in Established Markets	695	654	6	4	66	65

Of which in Emerging Growth Markets	355	350	1	6	34	35

Total

Europe	5 453	5 132	6	3	37	36

US	4 702	4 698	0	0	32	33

Asia/Africa/Australasia	3 155	3 157	0	2	22	22

Canada and Latin America	1 327	1 367	-3	5	9	9

Total (excluding divested blood transfusion diagnostics unit sales)	14 637	14 354	2	2	100	100

Of which in Established Markets	10 793	10 671	1	0	74	74

Of which in Emerging Growth Markets	3 844	3 683	4	8	26	26

Divested blood transfusion diagnostics unit sales		134

Total Group	14 637	14 488	1	1

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 figures for Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

Net sales by region1 – First half

	H1 2014	H1 2013 [2]	% change		H1 2014	H1 2013

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	5 779	5 462	6	3	36	34

US	4 943	5 127	-4	-4	31	32

Asia/Africa/Australasia	3 865	3 941	-2	2	24	25

Canada and Latin America	1 419	1 468	-3	8	9	9

Total	16 006	15 998	0	1	100	100

Of which in Established Markets	12 097	12 203	-1	-1	76	76

Of which in Emerging Growth Markets	3 909	3 795	3	8	24	24

Alcon

Europe	1 492	1 416	5	3	27	27

US	2 180	2 114	3	3	40	40

Asia/Africa/Australasia	1 234	1 222	1	6	23	23

Canada and Latin America	553	550	1	10	10	10

Total	5 459	5 302	3	5	100	100

Of which in Established Markets	4 110	4 013	2	3	75	76

Of which in Emerging Growth Markets	1 349	1 289	5	10	25	24

Sandoz

Europe	2 345	2 262	4	2	50	51

US	1 434	1 366	5	5	31	31

Asia/Africa/Australasia	575	543	6	9	12	12

Canada and Latin America	295	304	-3	6	7	6

Total	4 649	4 475	4	4	100	100

Of which in Established Markets	3 370	3 221	5	3	72	72

Of which in Emerging Growth Markets	1 279	1 254	2	6	28	28

Vaccines[2]

Europe	166	183	-9	-13	36	39

US	96	120	-20	-21	21	26

Asia/Africa/Australasia	111	96	16	14	24	21

Canada and Latin America	82	68	21	29	19	14

Total	455	467	-3	-4	100	100

Of which in Established Markets	279	309	-10	-12	61	66

Of which in Emerging Growth Markets	176	158	11	12	39	34

Consumer Health

Europe	1 042	986	6	5	50	50

US	446	415	7	8	21	21

Asia/Africa/Australasia	398	390	2	6	19	20

Canada and Latin America	204	200	2	11	10	9

Total	2 090	1 991	5	6	100	100

Of which in Established Markets	1 384	1 301	6	5	66	65

Of which in Emerging Growth Markets	706	690	2	8	34	35

Total

Europe	10 824	10 309	5	3	38	37

US	9 099	9 142	0	0	32	32

Asia/Africa/Australasia	6 183	6 192	0	4	22	22

Canada and Latin America	2 553	2 590	-1	9	8	9

Total (excluding divested blood transfusion diagnostics unit sales)	28 659	28 233	2	2	100	100

Of which in Established Markets	21 240	21 047	1	0	74	75

Of which in Emerging Growth Markets	7 419	7 186	3	8	26	25

Divested blood transfusion diagnostics unit sales		271

Total Group	28 659	28 504	1	1

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] 2013 figures for Vaccines exclude the blood transfusion diagnostics unit that was divested on January 9, 2014.

Principal currency translation rates

Second quarter

	Average rates Q2 2014 USD	Average rates Q2 2013 USD	Period-end rates June 30, 2014 USD	Period-end rates June 30, 2013 USD

1 CHF	1.125	1.061	1.122	1.056

1 EUR	1.371	1.307	1.364	1.305

1 GBP	1.683	1.536	1.702	1.525

100 JPY	0.979	1.013	0.986	1.012

First half

	Average rates H1 2014 USD	Average rates H1 2013 USD	Period-end rates June 30, 2014 USD	Period-end rates June 30, 2013 USD

1 CHF	1.122	1.068	1.122	1.056

1 EUR	1.371	1.313	1.364	1.305

1 GBP	1.669	1.544	1.702	1.525

100 JPY	0.976	1.049	0.986	1.012

Income from associated companies

	Q2 2014 USD m	Q2 2013 USD m	H1 2014 USD m	H1 2013 USD m

Share of estimated Roche reported net income	217	205	458	415

Prior-year adjustment			-56	-59

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-41	-38	-81	-76

Net income effect from Roche	176	167	321	280

Net income from other associated companies related to continuing operations	9	4	79	2

Net income from other associated companies related to discontinuing operations	2	3	3	3

Income from associated companies	187	174	403	285

Vaccines segment – 2013 comparative information

The following reconciles previously published results for the Vaccines segment to the revised presentation:

Vaccines – Second quarter and first half 2013

	Vaccines as previously published [1]		Transfers to continuing Corporate [2]		Reported Vaccines		Divested blood transfusion diagnostics unit		Vaccines excluding Diagnostics		Core adjustments		Vaccines Core result excluding Diagnostics

	Q2 2013 USD m	H1 2013 USD m	Q2 2013 USD m	H1 2013 USD m	Q2 2013 USD m	H1 2013 USD m	Q2 2013 USD m	H1 2013 USD m	Q2 2013 USD m	H1 2013 USD m	Q2 2013 USD m	H1 2013 USD m	Q2 2013 USD m	H1 2013 USD m

Net sales to third parties	411	738			411	738	-134	-271	277	467			277	467

Sales to other segment	19	29			19	29	-3	-5	16	24			16	24

Net sales of segment	430	767			430	767	-137	-276	293	491			293	491

Other revenues	67	128	-12	-26	55	102	-46	-86	9	16			9	16

Cost of goods sold	-327	-648	1	3	-326	-645	110	218	-216	-427	37	71	-179	-356

Gross profit	170	247	-11	-23	159	224	-73	-144	86	80	37	71	123	151

Marketing & Sales	-88	-164			-88	-164	11	21	-77	-143			-77	-143

Research & Development	-117	-221			-117	-221	6	14	-111	-207	6	12	-105	-195

General & Administration	-35	-70			-35	-70	4	9	-31	-61			-31	-61

Other income	16	26			16	26		-2	16	24			16	24

Other expense	-29	-58	1	2	-28	-56	5	8	-23	-48	6	8	-17	-40

Operating loss	-83	-240	-10	-21	-93	-261	-47	-94	-140	-355	49	91	-91	-264

as % of net sales	-20.2%	-32.5%			-22.6%	-35.4%	35.1%	34.7%	-50.5%	-76.0%			-32.9%	-56.5%

Income from associated companies	3	3			3	3			3	3			3	3

[1] Including the blood transfusion diagnostics unit.
[2] Other revenue contains royalties and out-licensing revenues of Vaccines which are to be retained by Novartis. Cost of goods sold include expenses related to a Vaccines production plant which will be retained by Novartis.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “prospects,” “momentum,” “pipeline,” “outlook,” “positive CHMP opinion,” “inter-conditional,” “would,” “subject to,” “committed,” “focus,” “strategy,” “positive opinions,” “positive opinion,” “ongoing,” “to grow,” “recommendation,” “Fast Track,” “Breakthrough Therapy,” “expected,” “underway,” “designed,” “over time,” “on track,” “in the future,” “will,” “priority,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit rating; or regarding the potential completion of the announced transactions with GSK and Lilly, regarding potential future transactions regarding the Novartis flu vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Nor can there be any guarantee that Novartis will enter into an agreement to divest its flu vaccines franchise in the future, or at any particular time. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; the potential that the strategic benefits, synergies or opportunities expected from the divestment of our former blood transfusion diagnostics unit may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Seretide® and Accuhaler® are registered trademarks of GSK.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 135,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 28, 2014                                Third quarter results 2014
January 27, 2015                                 Fourth quarter and full year results 2014
February 27, 2015                               Annual General Meeting